SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of, December 2012

Commission File Number 000-29898

Research In Motion Limited

(Translation of registrant’s name into English)

295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Consolidated Financial Statements for the Three and Nine Months Ended December 1, 2012.

2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended December 1, 2012.

3	Canadian Forms 52-109F2 - Certification of Interim Filings

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470) and on October 3, 2011 (File No. 333-177149).

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Document 1

Research In Motion Limited

Incorporated under the Laws of Ontario

(United States dollars, in millions)(unaudited)

Consolidated Balance Sheets

	As at
	December 1, 2012	March 3, 2012
Assets
Current
Cash and cash equivalents	$1,910	$1,516
Short-term investments	821	247
Accounts receivable, net	2,174	3,062
Other receivables	366	486
Inventories	457	1,027
Income taxes receivable	333	135
Other current assets	478	356
Deferred income tax asset	217	195
Assets held for sale	70	32

	6,826	7,056
Long-term investments	207	337
Property, plant and equipment, net	2,493	2,748
Goodwill	—	304
Intangible assets, net	3,113	3,286

	$12,639	$13,731

Liabilities
Current
Accounts payable	$661	$744
Accrued liabilities	1,844	2,382
Deferred revenue	555	263

	3,060	3,389
Deferred income tax liability	225	232
Income taxes payable	12	10

	3,297	3,631

Commitments and contingencies
Shareholders’ Equity
Capital stock and additional paid-in capital
Preferred shares, authorized unlimited number of non-voting, cumulative, redeemable and retractable	—	—
Common shares, authorized unlimited number of non-voting, redeemable, retractable Class A common shares and unlimited number of voting common shares Issued - 524,159,844 voting common shares (March 3, 2012 - 524,159,844)	2,417	2,446
Treasury stock
December 1, 2012 - 9,322,953 (March 3, 2012 - 8,711,010)	(242)	(299)
Retained earnings	7,169	7,913
Accumulated other comprehensive income (loss)	(2)	40

	9,342	10,100

	$12,639	$13,731

See notes to consolidated financial statements.

On behalf of the Board:

Thorsten Heins	Barbara Stymiest
Director	Director

Research In Motion Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Shareholders’ Equity

	Capital Stock and Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance as at March 3, 2012	$2,446	$(299)	$7,913	$40	$10,100
Net loss	—	—	(744)	—	(744)
Other comprehensive loss	—	—	—	(42)	(42)
Shares issued:
Stock-based compensation	63	—	—	—	63
Tax deficiencies related to stock-based compensation	(10)	—	—	—	(10)
Purchase of treasury stock	—	(25)	—	—	(25)
Treasury stock vested	(82)	82	—	—	—

Balance as at December 1, 2012	$2,417	$(242)	$7,169	$(2)	$9,342

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Operations

	Three Months Ended		Nine Months Ended
	December 1, 2012	November 26, 2011	December 1, 2012	November 26, 2011
Revenue	$2,727	$5,166	$8,396	$14,242
Cost of sales	1,897	3,759	6,036	9,067

Gross margin	830	1,407	2,360	5,175

Operating expenses
Research and development	393	366	1,126	1,170
Selling, marketing and administration	487	567	1,589	1,954
Amortization	180	146	533	419
Impairment of goodwill	—	—	335	—

	1,060	1,079	3,583	3,543

Operating income (loss)	(230)	328	(1,223)	1,632
Investment income, net	18	2	21	16

Income (loss) from continuing operations before income taxes	(212)	330	(1,202)	1,648

Provision for (recovery of) income taxes	(226)	65	(480)	359

Income (loss) from continuing operations	$14	$265	$(722)	$1,289

Loss from discontinued operations, net of tax	$(5)	$—	$(22)	$—

Net income (loss)	$9	$265	$(744)	$1,289

Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$0.03	$0.51	$(1.38)	$2.46
Basic and diluted earnings (loss) per share from discontinued operations	$(0.01)	$—	$(0.04)	$—

Total basic and diluted earnings (loss) per share	$0.02	$0.51	$(1.42)	$2.46

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions, except per share data)(unaudited)

Consolidated Statements of Comprehensive Income

	Three Months Ended		Nine Months Ended
	December 1, 2012	November 26, 2011	December 1, 2012	November 26, 2011
Net income (loss)	$9	$265	$(744)	$1,289

Other comprehensive income (loss)
Net change in unrealized gains (losses) on available-for-sale investments	—	(2)	(1)	(4)
Net change in fair value of derivatives designated as cash flow hedges during the period, net of income tax recovery of $7 million and income taxes of $7 million for the three and nine months ended (November 26, 2011 - income taxes of $36 million and recovery of $6 million)	(23)	103	20	(18)
Amounts reclassified to income during the period, net of income taxes of $2 million and $20 million for the three and nine months ended (November 26, 2011 - income tax recovery of $1 million and $26 million)	(7)	3	(61)	72

Other comprehensive income (loss)	$(30)	$104	$(42)	$50

Comprehensive income (loss)	$(21)	$369	$(786)	$1,339

See notes to consolidated financial statements.

Research In Motion Limited

(United States dollars, in millions)(unaudited)

Consolidated Statements of Cash Flows

	Nine Months Ended
	December 1, 2012	November 26, 2011
Cash flows from operating activities

Net income (loss) from continuing operations	$(722)	$1,289
Net loss from discontinued operations	(22)	—

Net income (loss)	(744)	1,289
Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Amortization	1,524	1,134
Deferred income taxes	(15)	5
Income taxes payable	2	(17)
Stock-based compensation	63	63
Impairment of goodwill	335	—
Other	25	17
Net changes in working capital items	903	(634)

Net cash provided by operating activities	2,093	1,857

Cash flows from investing activities

Acquisition of long-term investments	(200)	(166)
Proceeds on sale or maturity of long-term investments	180	366
Acquisition of property, plant and equipment	(325)	(713)
Acquisition of intangible assets	(770)	(1,178)
Business acquisitions, net of cash acquired	(105)	(226)
Acquisition of other assets	—	(779)
Acquisition of short-term investments	(837)	(137)
Proceeds on sale or maturity of short-term investments	392	462

Net cash used in investing activities	(1,665)	(2,371)

Cash flows from financing activities

Issuance of common shares	—	9
Tax deficiencies related to stock-based compensation	(10)	(2)
Purchase of treasury stock	(25)	(150)

Net cash used in financing activities	(35)	(143)

Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(16)

Net increase (decrease) in cash and cash equivalents for the period	394	(673)

Cash and cash equivalents, beginning of period	1,516	1,791

Cash and cash equivalents, end of period	$1,910	$1,118

See notes to consolidated financial statements.

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and preparation

These interim consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“U.S. GAAP”). They do not include all of the disclosures required by U.S. GAAP for annual financial statements and should be read in conjunction with Research In Motion’s (“RIM” or the “Company”) audited consolidated financial statements (the “financial statements”) for the year ended March 3, 2012, which have been prepared in accordance with U.S. GAAP. In the opinion of management, all normal recurring adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three and nine months ended December 1, 2012 are not necessarily indicative of the results that may be expected for the full year ending March 2, 2013.

The Company’s fiscal year end date is the 52 or 53 weeks ending on the last Saturday of February, or the first Saturday of March. The fiscal years ending March 2, 2013 and March 3, 2012 comprise 52 weeks and 53 weeks, respectively. Certain of the comparable figures have been reclassified to conform to the current period’s presentation.

Assets held for sale and discontinued operations

Assets held for sale and related liabilities are reported separately on the consolidated balance sheet at the lower of carrying value and fair value less costs to sell, if material. If the carrying value exceeds the fair value less costs to sell, a loss is recognized. Assets classified as held for sale are no longer amortized. Prior period balances are reclassified to conform to the current presentation.

When the assets held for sale represent a component of the entity, and certain criteria are met, the results of operations of the component, including any loss recognized, are reported separately on the consolidated statement of operations as discontinued operations. The criteria requirements to present discontinued operations are that the component’s operations and cash flows have been, or will be, eliminated from the Company and that the Company will not have significant continuing involvement in the operations of the component after the disposal. Earnings (loss) per share amounts for both continuing operations and discontinued operations are presented separately on the consolidated statement of operations and net income (loss) from continuing operations and net loss from discontinued operations are reported separately on the consolidated statement of cash flows. Prior period balances are reclassified to conform to the current presentation.

2.	CASH, CASH EQUIVALENTS AND INVESTMENTS

The Company’s cash equivalents and investments, other than cost method investments of $4 million (March 3, 2012 - $37 million) and equity method investments of $50 million (March 3, 2012 - $48 million), consist of money market and other debt securities, which are classified as available-for-sale for accounting purposes and are carried at fair value with unrealized gains and losses recorded in accumulated other comprehensive income until such investments mature or are sold. The Company uses the specific identification method of determining the cost basis in computing realized gains or losses on available-for-sale investments which are recorded in investment income. In the event of a decline in value which is other-than-temporary, the investment is written down to fair value with a charge to income. The Company does not exercise significant influence with respect to any of these investments.

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The components of cash, cash equivalents and investments were as follows:

	Cost Basis	Unrealized Gains	Unrealized Losses	Other-than- temporary Impairment	Fair Value	Cash and Cash Equivalents	Short-term Investments	Long-term Investments
As at December 1, 2012
Bank balances	$695	$—	$—	$—	$695	$695	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers’ acceptances/Bearerdeposit notes	168	—	—	—	168	168	—	—
Term deposits/certificates	88	—	—	—	88	62	26	—
Commercial paper	554	—	—	—	554	456	98	—
Non-U.S. treasury bills/notes	150	—	—	—	150	150	—	—
U.S. treasury bills/notes	525	—	—	—	525	179	346	—
U.S. government sponsored enterprise notes	186	—	—	—	186	110	76	—
Non-U.S. government sponsored enterprise notes	69	—	—	—	69	55	14	—
Corporate notes/bonds	279	1	—	—	280	30	244	6
Asset-backed securities	129	—	—	—	129	—	17	112
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	53	—	—	—	53	—	—	53

	$2,942	$2	$—	$(6)	$2,938	$1,910	$821	$207

As at March 3, 2012
Bank balances	$442	$—	$—	$—	$442	$442	$—	$—
Money market funds	5	—	—	—	5	5	—	—
Bankers’ acceptances	284	—	—	—	284	284	—	—
Term deposits/certificates	217	—	—	—	217	202	15	—
Commercial paper	402	—	—	—	402	355	47	—
Non-U.S. treasury bills/notes	71	—	—	—	71	71	—	—
U.S. treasury bills/notes	114	—	—	—	114	40	32	42
U.S. government sponsored enterprise notes	127	—	—	—	127	91	24	12
Non-U.S. government sponsored enterprise notes	18	—	—	—	18	10	8	—
Corporate notes/bonds	165	1	—	—	166	16	121	29
Asset-backed securities	109	—	—	—	109	—	—	109
Auction rate securities	41	1	—	(6)	36	—	—	36
Other investments	120	—	—	(11)	109	—	—	109

	$2,115	$2	$—	$(17)	$2,100	$1,516	$247	$337

2

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

There were realized gains on available-for-sale securities for the three and nine months ended December 1, 2012 of $11 million ($1 million for the three and nine months ended November 26, 2011), representing the sale of a portion of the Company’s claim on Lehman Brothers International (Europe) (“LBIE”) trust assets on which an other-than-temporary impairment charge had been recorded in fiscal 2011.

The contractual maturities of available-for-sale investments as at December 1, 2012 were as follows:

	Cost Basis	Fair Value
Due in one year or less	$2,015	$2,016
Due in one to five years	133	133
Due after five years	35	36
No fixed maturity date	5	5

	$2,188	$2,190

As at December 1, 2012 and March 3, 2012, the Company had no investments with continuous unrealized losses.

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. As at December 1, 2012, the Company did not have any securities on loan.

3.	FAIR VALUE MEASUREMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use in pricing the asset or liability such as inherent risk, non-performance risk and credit risk. The Company applies the following fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

•	Level 1 - Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

•

Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•	Level 3 - Significant unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

3

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The carrying amounts of the Company’s cash and cash equivalents, accounts receivables, other receivables, accounts payable and accrued liabilities approximate fair value due to their short maturities. In determining the fair value of investments held, the Company primarily relies on an independent third party valuator for the fair valuation of securities. Pricing inputs used by the independent third party valuator are generally received from two primary vendors. The pricing inputs are reviewed for completeness and accuracy, within a set tolerance level, on a daily basis by the third party valuator. The Company also reviews and understands the inputs used in the valuation process and assesses the pricing of the securities for reasonableness.

The fair values of money market funds were derived from quoted prices in active markets for identical assets or liabilities.

For bankers’ acceptances/bearer deposit notes, term deposits/certificates and commercial paper, the independent third party utilizes amortized cost, as the short-term nature of the securities approximates fair value. For non-U.S. treasury bills/notes, U.S. treasury bills/notes, U.S. government sponsored enterprise notes, non-U.S. government sponsored enterprise notes, corporate notes/bonds (other than those classified as Level 3) and asset-backed securities, the independent third party provides fair values determined from quoted prices that it obtains from vendors. The Company then corroborates the fair values received from the independent third party against the results of its internal valuation in order to corroborate the pricing provided by the independent third party.

The Company corroborates the fair values provided by the independent third party for bankers’ acceptances/bearer deposit notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, and credit ratings. The bankers’ acceptances/bearer deposit notes held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for term deposits/certificates by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The term deposits/certificates held by the Company are all issued by major banking organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for commercial paper by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, dealer placed rates and credit ratings. The commercial paper held by the Company are all issued by major financing, corporate or capital organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted

4

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit rating. All non-U.S. treasury bills/notes held by the Company are issued by the federal and/or provincial governments of Canada and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. treasury bills/notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers. All U.S. treasury bills/notes held by the Company are issued by the United States Department of the Treasury and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities as provided by U.S. government bond dealers or prices as provided by the published index of U.S. Agency securities. The U.S. government sponsored enterprise notes held by the Company are primarily agency notes and collateralized mortgage obligations issued and backed by government organizations such as Freddie Mac and the Federal Home Loan Banks and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for non-U.S. government sponsored enterprise notes by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates and credit ratings. The non-U.S. government sponsored enterprise notes held by the Company are primarily issued by investment banks backed by Latin and South American countries and all have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for corporate notes/bonds (other than those classified as Level 3) by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in maturity dates, interest rates, yield curves, swap rates, credit ratings, industry comparable trades and spread history. The corporate notes/bonds held by the Company are all issued by major corporate organizations and have investment grade ratings.

The Company corroborates the fair values provided by the independent third party for asset-backed securities by comparing those provided against fair values determined by the Company utilizing quoted prices from vendors for identical securities, or the market prices of similar securities adjusted for observable inputs such as differences in swap rates and spreads, credit ratings, pricing changes relative to asset class, priority in capital structure, principal payment windows, and maturity dates. All asset-backed securities held by the Company are issued by government or consumer agencies and are primarily backed by commercial automobile and equipment loans and leases. All asset-backed securities held by the Company have investment grade ratings.

5

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Fair values for all investment categories provided by the independent third party that are in excess of 0.5% from the fair values determined by the Company are communicated to the third party for consideration of reasonableness. The independent third party considers the information provided by the Company before determining whether a change in the original pricing is warranted.

The fair values of corporate notes/bonds classified as Level 3, which represent investments in securities for which there is not an active market, are estimated using a discounted cash flow pricing methodology incorporating unobservable inputs such as anticipated monthly interest and principal payments received, existing and estimated defaults, and collateral value. The corporate notes/bonds classified as Level 3 held by the Company consist of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The fair value of auction rate securities is estimated using a discounted cash flow model incorporating estimated weighted-average lives based on contractual terms, assumptions concerning liquidity, and credit adjustments of the security sponsor to determine timing and amount of future cash flows.

The fair values of currency forward contracts and currency option contracts have been determined using notional and exercise values, transaction rates, market quoted currency spot rates, forward points and interest rate yield curves. For currency forward contracts and currency option contracts, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. Changes in assumptions could have a significant effect on the estimates.

6

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis:

As at December 1, 2012	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers’ acceptances/Bearer deposit notes	—	168	—	168
Term deposits/certificates	—	88	—	88
Commercial paper	—	554	—	554
Non-U.S. treasury bills/notes	—	150	—	150
U.S. treasury bills/notes	—	525	—	525
U.S. government sponsored enterprise notes	—	186	—	186
Non-U.S. government sponsored enterprise notes	—	69	—	69
Corporate notes/bonds	—	274	6	280
Asset-backed securities	—	129	—	129
Auction rate securities	—	—	36	36

Total available-for-sale investments	$5	$2,143	$42	$2,190
Currency forward contracts	—	19	—	19
Currency option contracts	—	3	—	3

Total assets	$5	$2,165	$42	$2,212

Liabilities
Currency forward contracts	$—	$43	$—	$43
Currency option contracts	—	14	—	14

Total liabilities	$—	$57	$—	$57

7

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

As at March 3, 2012	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale investments
Money market funds	$5	$—	$—	$5
Bankers’ acceptances	—	284	—	284
Term deposits/certificates	—	217	—	217
Commercial paper	—	402	—	402
Non-U.S. treasury bills/notes	—	71	—	71
U.S. treasury bills/notes	—	114	—	114
U.S. government sponsored enterprise notes	—	127	—	127
Non-U.S. government sponsored enterprise notes	—	18	—	18
Corporate notes/bonds	—	159	7	166
Asset-backed securities	—	109	—	109
Auction rate securities	—	—	36	36
Other investments	—	—	25	25

Total available-for-sale investments	$5	$1,501	$68	$1,574
Currency forward contracts	—	55	—	55
Currency option contracts	—	17	—	17

Total assets	$5	$1,573	$68	$1,646

Liabilities
Currency forward contracts	$—	$34	$—	$34
Currency option contracts	—	1	—	1

Total liabilities	$—	$35	$—	$35

The following table summarizes the changes in fair value of the Company’s Level 3 assets for the three and nine months ended December 1, 2012:

	Three Months Ended		Nine Months Ended
	December 1, 2012	November 26, 2011	December 1, 2012	November 26, 2011
Balance, beginning of period	$67	$69	$68	$71
Sale of Level 3 assets	(25)	—	(25)	—
Principal repayments	—	(1)	(1)	(3)

Balance, end of period	$42	$68	$42	$68

8

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The Company recognizes transfers in and out of levels within the fair value hierarchy at the end of the reporting period in which the actual event or change in circumstance occurred. During the three months ended December 1, 2012, there was a significant transfer out of Level 3 assets in the amount of $25 million, representing the sale of the Company’s unsecured claim on assets held at LBIE at the time of its bankruptcy.

The Company’s Level 3 assets consist of auction rate securities and corporate notes/bonds consisting of securities received in a payment-in-kind distribution from a former structured investment vehicle.

The auction rate securities are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the estimated weighted-average life of each security based on its contractual details and expected paydown schedule based upon the underlying collateral, the value of the underlying collateral which would be realized in the event of a waterfall event, an estimate of the likelihood of a waterfall event and an estimate of the likelihood of a permanent auction suspension. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the probability of a waterfall event is accompanied by a directionally opposite change in the assumption used for the probability of a permanent suspension.

The corporate notes/bonds are valued using a discounted cash flow method incorporating both observable and unobservable inputs. The unobservable inputs utilized in the valuation are the anticipated future monthly principal and interest payments, an estimated rate of decrease of those payments, the value of the underlying collateral, the number of securities currently in technical default as grouped by the underlying collateral, an estimated average recovery rate of those securities and assumptions surrounding additional defaults. Significant changes in these unobservable inputs would result in significantly different fair value measurements. Generally, a change in the assumption used for the anticipated monthly payments is accompanied by a directionally similar change in the average recovery rate and a directionally opposite change in the yearly decrease in payments and additional defaults assumptions.

9

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table presents the significant unobservable inputs used in the fair value measurement of each of the above Level 3 assets, as well as the impact on the fair value measurement resulting from a significant increase or decrease in each input in isolation:

As at December 1, 2012	Fair Value	Valuation Technique	Unobservable Input	Range (weighted average)	Effect of Significant Increase/(Decrease) in Input on Fair Value
Auction rate securities	$36	Discounted cash flow	Weighted-average life	10 - 21 years (16 years)	(Decrease)/increase

			Collateral value (as a % of fair value)	101 - 122% (112%)	Increase/(decrease)

			Probability of waterfall event	10%	Increase/(decrease)

			Probability of permanent suspension	5 - 10% (8%)	(Decrease)/increase

Corporate bonds/notes	$6	Discounted cashflow	Anticipated monthly principal and interest payments	$0.2 million	Increase/(decrease)

			Yearly decrease in payments	10%	(Decrease)/increase

			Collateral value (as a % of fair value)	183%	Increase/(decrease)

			Current securities in technical default, by collateral grouping	0 - 100% (18%)	(Decrease)/increase

			Average recovery rate of securities in technical default	30%	Increase/(decrease)

			Additional defaults assumption	0 - 44% (17%)	(Decrease)/increase

4.	CONSOLIDATED BALANCE SHEETS DETAIL

Inventories

Inventories were comprised of the following:

	As at
	December 1, 2012	March 3, 2012
Raw materials	$622	$771
Work in process	236	520
Finished goods	76	167
Provision for excess and obsolete inventories	(477)	(431)

	$457	$1,027

10

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Property, plant and equipment, net

Property, plant and equipment were comprised of the following:

	As at
	December 1, 2012	March 3, 2012
Cost
Land	$134	$140
Buildings, leaseholds and other	1,396	1,393
BlackBerry operations and other information technology	2,354	2,194
Manufacturing equipment, research and development equipment and tooling	582	524
Furniture and fixtures	476	529

	4,942	4,780
Accumulated amortization	2,449	2,032

Net book value	$2,493	$2,748

Intangible assets, net

Intangible assets were comprised of the following:

	As at December 1, 2012
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$457	$241	$216
Intellectual property	4,410	1,513	2,897

	$4,867	$1,754	$3,113

	As at March 3, 2012
	Cost	Accumulated Amortization	Net Book Value
Acquired technology	$397	$182	$215
Intellectual property	4,217	1,146	3,071

	$4,614	$1,328	$3,286

11

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

During the nine months ended December 1, 2012, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry related features, as well as intangible assets associated with the business acquisitions discussed in note 5.

Based on the carrying value of the identified intangible assets as at December 1, 2012 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the remainder of fiscal 2013 and each of the succeeding years is expected to be as follows: 2013 - $357 million; 2014 - $1.0 billion; 2015 - $333 million; 2016 - $306 million; and 2017 - $265 million.

Goodwill

Changes to the carrying amount of goodwill during the nine months ended December 1, 2012 were as follows:

	Gross Amount	Accumulated Impairment Losses	Net Amount
Balance as at March 3, 2012	$659	$(355)	$304
Goodwill acquired through business combinations during the period	31	—	31
Goodwill impairment charge	—	(335)	(335)

Balance as at December 1, 2012	$690	$(690)	$—

Goodwill is tested annually for impairment during the fourth quarter or more frequently if it is warranted by changes in events and circumstances that indicate goodwill is more likely than not impaired. These events and circumstances may include a significant change in legal factors or in the business climate, a significant decline in the Company’s share price, an adverse action or assessment by a regulator, unanticipated competition, a loss of key personnel, significant disposal activity, and the testing of recoverability for a significant asset group. For the purposes of goodwill impairment testing, the Company consists of a single reporting unit.

The Company uses the two-step impairment test to identify potential goodwill impairment and measure the amount of the goodwill impairment loss to be recognized. The first step involves comparing the Company’s estimated fair value to its carrying amount, including goodwill. If the estimated fair value of the Company exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step of the goodwill impairment test is performed to measure the impairment amount. The second step involves determining an implied fair value of goodwill for the Company, which is calculated by measuring the excess of the estimated fair value of the Company over the aggregated estimated fair values of identifiable assets and liabilities. The conduct of the second step involves significant judgment on the selection of assumptions necessary to arrive at an implied fair value of goodwill. These assumptions include, but are not limited to, development of multi-year cash flow forecasts, the selection of discount rates and the identification and valuation of unrecorded assets. If, after conducting the second step of the test, the carrying amount of goodwill exceeds its implied fair value, a non-cash impairment loss is recognized in an amount equal to that excess.

Due to business conditions and a continued significant decline in the Company’s market capitalization, the Company concluded that goodwill impairment indicators existed and an interim goodwill impairment assessment

12

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

was required in the first quarter of fiscal 2013. In the first step of the goodwill impairment test, the estimated fair value of the Company was determined utilizing a market-based approach and the Company’s market capitalization was used as a key input for the determination of fair value of the Company. The Company’s market capitalization was determined by multiplying the number of shares outstanding as at June 2, 2012 by the average closing market price of the Company’s common shares over the preceding five-day period. The Company used this duration in order to incorporate the inherent market fluctuations that may affect any individual closing price of the Company’s shares. The Company believes that market capitalization alone does not capture the fair value of the business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of the business. Consequently, the Company developed an estimate for the control premium that a marketplace participant might pay to acquire control of the business in an arm’s-length transaction. The determination of the control premium requires significant judgment and the Company observed recent market transactions as a guide to establish a range of reasonably possible control premiums to estimate the Company’s fair value. The Company believes that the main factors leading to the impairment were a significant decline in its share price, which was influenced by delays in new product introductions, intense competition within the Company’s industry and a sustained decline in the Company’s performance. The result of this analysis concluded that the carrying value of the Company exceeded its estimated fair value as at the balance sheet date of the first quarter of fiscal 2013, and as such, the second step of the goodwill impairment test was performed.

In the second step of the impairment test, the impairment loss was measured by estimating the implied fair value of the Company’s goodwill and comparing it with its carrying value. Using the Company’s fair value determined in the first step of the goodwill impairment test as the acquisition price in a hypothetical acquisition of the Company, the implied fair value of goodwill was calculated as the residual amount of the acquisition price after allocations made to the fair value of net assets, including working capital, property, plant and equipment and both recognized and unrecognized intangible assets. Based on the results of the second step of the goodwill impairment test, it was concluded that the carrying value of goodwill was impaired. Consequently, the Company recorded a goodwill impairment charge of $335 million in the first quarter of fiscal 2013 to eliminate the entire carrying value of its goodwill, and reported this amount as a separate line item in the consolidated statements of operations.

5.	BUSINESS ACQUISITIONS

On March 8, 2012, the Company purchased for cash consideration 88% of the shares of Paratek Microwave Inc. (“Paratek”), representing all remaining shares of Paratek which were not previously held by the Company. Immediately prior to the acquisition date, the Company owned a 12% interest in Paratek. The non-controlling interest had a carrying value of $20 million and was re-measured at a fair value of $20 million, and resulted in no gain or loss. The valuation was based on the application of a minority interest discount to the aggregate purchase consideration paid and then allocating the implied value of Paratek, on a minority interest basis, across the shares outstanding. The acquired technologies will be incorporated into the Company’s products to enhance radio frequency tuning technologies.

13

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed during the nine months ended December 1, 2012:

Assets purchased
Current assets	$4
Property, plant and equipment	2
Intellectual property	4
Customer relations	10
Acquired technology	96
Deferred income tax asset	39
Goodwill (1)	31

$186

Liabilities assumed	(23)
Deferred income tax liability	(38)

Net non-cash assets acquired	$125
Cash acquired	1

Net assets acquired	$126

Consideration
Cash consideration	$93
Fair value of equity interest previously held	20
Contingent consideration (2)	13

$126

(1)

Goodwill represents the excess of the acquisition price over the fair value of net assets acquired. None of the goodwill acquired is expected to be deductible for tax purposes and the entire amount was included in the goodwill impairment charge incurred in the first quarter of fiscal 2013, as discussed in note 4.

(2)	The Company has agreed to consideration contingent upon the retention of key employees for a period of 24 months from the acquisition date.

The weighted-average amortization period of the acquired technology related to the business acquisition completed during the nine months ended December 1, 2012 is approximately 4.4 years.

Pro forma results of operations for the acquisitions have not been presented because the effects of the operations, individually or in aggregate, are not considered to be material to the Company’s consolidated results.

14

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

6.	COST OPTIMIZATION PROGRAMS

Fiscal 2013 Cost Optimization and Resource Efficiency (“CORE”) Program

In March 2012, the Company commenced the CORE program with the objective of improving the Company’s operations and increasing efficiency. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio, the optimization of the Company’s global manufacturing footprint, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams and a reduction in the number of layers of management. On June 28, 2012, the Company announced that it would be reducing its global workforce across all functions by approximately 5,000 employees, representing approximately 30% of the total global workforce, and that all impacted employees would receive severance packages and outplacement support. The Company incurred approximately $55 million and $191 million in total pre-tax charges related to the CORE program in the three and nine months ended December 1, 2012, related to one-time employee termination benefits, facilities costs and manufacturing network simplification costs. The Company expects to incur total restructuring related charges of approximately $250 million by the end of fiscal 2013, primarily related to onetime employee termination benefits associated with the global workforce reduction noted above. Other charges and cash costs may occur as programs are implemented or changes are completed.

The following table sets forth the activity in the Company’s CORE program for the nine months ended December 1, 2012:

	Employee Termination Benefits	Facilities Costs	Manufacturing Costs	Total
Balance as at March 3, 2012	$—	$—	$—	$—
Charges incurred	97	22	72	191
Cash payments made	(92)	(3)	(51)	(146)

Balance as at December 1, 2012	$5	$19	$21	$45

The CORE charges incurred in the nine months ended December 1, 2012 were as follows:

Total
Cost of sales	$100
Research and development	24
Selling, marketing and administration	67

Total program charge	$191

As part of the CORE program, the Company has decided to sell certain redundant assets and discontinue certain operations to drive cost savings and efficiencies in the Company. As a result, in the third quarter of fiscal 2013 certain assets have been classified as held for sale on the Company’s consolidated balance sheet, valued at $70 million, the lower of carrying value and fair value less costs to sell. Assets held for sale include primarily current assets of $20 million and long-lived assets including property, plant and equipment and intangible assets of $50 million and are expected to be sold within the next twelve months. Accrued liabilities related to the assets held for sale of $10 million are included in accrued liabilities on the Company’s consolidated balance sheet. In the March 3, 2012 comparative balances, $60 million of long-lived assets held for sale are included in property, plant and equipment and intangible assets.

15

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Revenues attributable to discontinued operations were $11 million and $29 million for the three and nine months ended December 1, 2012 ($3 million for the three and nine months ended November 26, 2011). Pre-tax loss from discontinued operations was $7 million and $20 million for the three and nine months ended December 1, 2012 (nil for the three and nine months ended November 26, 2011).

Fiscal 2012 Cost Optimization Program

In June 2011, the Company initiated a cost optimization program (the “2012 Cost Optimization Program”) that included a global workforce reduction of approximately 2,000 employees, representing approximately 10% of the global workforce. The Company incurred approximately $125 million in total pre-tax charges related to the 2012 Cost Optimization Program in fiscal 2012. All of the pre-tax charges were related to one-time employee termination benefits and the identification of redundant facilities. During the nine months ended December 1, 2012, the Company made cash payments related to employee termination benefits and facilities costs, as shown in the table below. No further charges are expected to be incurred under this plan.

The following table sets forth the activity in the Company’s 2012 Cost Optimization Program for the nine months ended December 1, 2012:

	Employee Termination Benefits	Facilities Costs	Total
Balance as at March 3, 2012	$10	$44	$54
Cash payments made	(10)	(24)	(34)

Balance as at December 1, 2012	$—	$20	$20

7.	PRODUCT WARRANTY

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The warranty accrual balance is reviewed quarterly to establish that it materially reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from estimates. The warranty accrual is included in accrued liabilities on the Company’s consolidated balance sheet.

16

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The changes in the Company’s warranty expense and actual warranty experience for the nine months ended December 1, 2012 as well as the accrued warranty obligations as at December 1, 2012 are set forth in the following table:

Accrued warranty obligations as at March 3, 2012	$408
Warranty costs incurred for the nine months ended December 1, 2012	(368)
Warranty provision for the nine months ended December 1, 2012	300
Adjustments for changes in estimate for the nine months ended December 1, 2012	(3)

Accrued warranty obligations as at December 1, 2012	$337

8.	INCOME TAXES

For the nine months ended December 1, 2012, the Company’s net income tax recovery from continuing operations was $480 million or a net effective income tax rate of 39.9% compared to a net income tax expense of $359 million or a net effective income tax rate of 21.8% in the nine months ended November 26, 2011.

The Company has not recorded a valuation allowance against its deferred income tax assets (November 26, 2011 - nil).

The Company has not provided for Canadian deferred income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely.

The Company’s total unrecognized income tax benefits as at December 1, 2012 was $29 million (March 3, 2012 - $146 million). The decrease in unrecognized income tax benefits in the nine months ended December 1, 2012 primarily relates to the settlement of uncertain tax positions in the third quarter of fiscal 2013 that resulted from prior restructuring of RIM’s international operations. A reconciliation of the change in unrecognized tax benefits during the nine months ended December 1, 2012 that, if recognized, would affect the Company’s effective tax rate is as follows:

Unrecognized income tax benefits balance as at March 3, 2012	$146
Increase for tax positions of prior years	8
Increase for tax positions of current year	2
Settlement of tax positions	(152)
Other	25

Unrecognized income tax benefits balance as at December 1, 2012	$29

As at December 1, 2012, all of the unrecognized income tax benefits of $29 million have been netted against current income taxes payable and other non-current income taxes payable on the Company’s consolidated balance sheet.

The Company’s total unrecognized income tax benefits that, if recognized, would affect the Company’s effective tax rate as at December 1, 2012 were $29 million (March 3, 2012 - $146 million).

17

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of open tax years by major jurisdiction is presented below:

Canada (1)	Fiscal 2009 - 2012

United States (1)	Fiscal 2009 - 2012

United Kingdom	Fiscal 2009 - 2012

(1)	Includes federal as well as provincial and state jurisdictions, as applicable.

The Company is subject to ongoing examination by tax authorities in the jurisdictions in which it operates. The Company regularly assesses the status of these examinations and the potential for adverse outcomes to determine the adequacy of the provision for income taxes. The Company believes it is reasonably possible that approximately $16 million of its gross unrecognized income tax benefits will be realized in the next twelve months. The Company has other non-Canadian income tax audits pending. While the final resolution of these audits is uncertain, the Company believes the ultimate resolution of these audits will not have a material adverse effect on its consolidated financial position, liquidity or results of operations.

The Company recognizes interest and penalties related to unrecognized income tax benefits as interest expense that is netted and reported within investment income. The amount of interest accrued as at December 1, 2012 was $4 million (March 3, 2012 - $6 million). The amount of penalties accrued as at December 1, 2012 was nominal (March 3, 2012 - nil).

9.	STOCK-BASED COMPENSATION

Stock Option Plan

The Company recorded a charge to income and a credit to paid-in-capital of approximately $1 million and $6 million for the three and nine months ended December 1, 2012 ($7 million and $21 million for the three and nine months ended November 26, 2011) in relation to stock-based compensation expense.

The Company has presented excess tax deficiencies from the exercise of stock-based compensation awards as a financing activity in the consolidated statements of cash flows.

Stock options previously granted under the plan generally vest over a period of three years to a maximum of five years and are generally exercisable over a period of five years to a maximum of seven years from the grant date. The Company issues new shares to satisfy stock option exercises. There are 4 million shares in the equity pool available for future grants under the Company’s equity plans as at December 1, 2012.

18

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of option activity since March 3, 2012 is shown below:

	Options Outstanding
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number	Exercise	Contractual	Value
	(in 000’s)	Price	Life in Years	(millions)
Balance as at March 3, 2012	3,618	$73.86

Granted during the period	5,252	7.83
Forfeited/cancelled/expired during the period	(1,200)	64.66

Balance as at December 1, 2012	7,670	$29.82	3.68	$20

Vested and expected to vest as at December 1, 2012	7,245	$31.01	3.62	$18
Exercisable as at December 1, 2012	2,295	$77.18	1.13	$—

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate difference between the closing stock price of the Company’s common shares on December 1, 2012 and the exercise price for in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on December 1, 2012. During the nine months ended December 1, 2012, there were no options exercised.

A summary of unvested stock options since March 3, 2012 is shown below:

	Options Outstanding
		Weighted-Average
	Number	Grant Date Fair
	(000’s)	Value
Balance as at March 3, 2012	599	$41.53

Granted during the period	5,252	4.18
Vested during the period	(321)	40.58
Forfeited during the period	(155)	43.35

Balance as at December 1, 2012	5,375	$5.04

As at December 1, 2012, there was $22 million of unrecognized stock-based compensation expense related to unvested stock options which will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.8 years. The total fair value of stock options vested during the nine months ended December 1, 2012 was $13 million.

Cash received from the stock options exercised for the nine months ended December 1, 2012 was nil (November 26, 2011 - $9 million). Tax deficiencies incurred by the Company related to the stock options exercised was $1 million for the nine months ended December 1, 2012 (November 26, 2011 - $2 million).

19

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

During the nine months ended December 1, 2012, there were 5,252,119 stock options granted (November 26, 2011 – nil) and the weighted-average fair value of these grants was calculated using the Black-Scholes Merton option-pricing model with the following assumptions:

For the nine
months ended
December 1,
2012
Weighted-average grant date fair value of stock options granted during the periods	$4.18

Assumptions:
Risk-free interest rates	0.5%
Expected life in years	4.25
Expected dividend yield	0%
Volatility	69.5%

The Company has no current expectation of paying cash dividends on its common shares. The risk-free interest rates utilized during the life of the stock options are based on a U.S. Treasury security for an equivalent period. The Company estimates the volatility of its common shares at the date of grant based on a combination of the implied volatility of publicly traded options on its common shares, and historical volatility, as the Company believes that this is a better indicator of expected volatility going forward. The expected life of stock options granted under the plan is based on historical exercise patterns, which the Company believes are representative of future exercise patterns.

Restricted Share Unit Plan

The Company recorded compensation expense with respect to Restricted Share Units (“RSUs”) of approximately $20 million and $57 million for the three and nine months ended December 1, 2012 ($18 million and $42 million for the three and nine months ended November 26, 2011).

20

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

A summary of RSU activity since March 3, 2012 is shown below:

	RSUs Outstanding
		Weighted-	Average	Aggregate
		Average	Remaining	Intrinsic
	Number	Grant Date	Contractual	Value
	(000’s)	Fair Value	Life in Years	(millions)
Balance as at March 3, 2012	8,595	$31.96

Granted during the period	10,716	7.77
Vested during the period	(2,394)	40.32
Cancelled during the period	(1,193)	30.26

Balance as at December 1, 2012	15,724	$14.33	1.79	$182

Vested and expected to vest at December 1, 2012	14,444	$14.40	1.79	$168

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the aggregate closing share price of the Company’s common shares on December 1, 2012) that would have been received by RSU holders if all RSUs had been vested on December 1, 2012.

Tax deficiencies incurred by the Company related to the RSUs vested was $10 million for the nine months ended December 1, 2012 (November 26, 2011 - nil).

In order to comply with its obligation to deliver shares upon vesting, RIM purchases shares via a trustee selected by the Company or issues new common shares. During the nine months ended December 1, 2012, 3,005,670 common shares were purchased for total cash consideration of approximately $25 million (November 26, 2011 - 5,948,957 common shares were purchased for total cash consideration of approximately $150 million). These purchased shares are classified as treasury stock for accounting purposes and included in the shareholders’ equity section of the Company’s consolidated balance sheets.

As at December 1, 2012, there was $172 million of unrecognized compensation expense related to RSUs that will be expensed over the vesting period, which, on a weighted-average basis, results in a period of approximately 1.56 years.

During the nine months ended December 1, 2012, there were 10,715,992 RSUs granted (November 26, 2011 – 6,427,165 RSUs were granted), of which 6,655,392 will be settled upon vesting by the issuance of new common shares.

Deferred Share Unit Plan

The Company issued 136,226 Deferred Share Units (“DSUs”) in the nine months ended December 1, 2012. There were 263,935 DSUs outstanding as at December 1, 2012 (November 26, 2011 – 0.1 million). The Company had a liability of $3.1 million in relation to the DSU plan as at December 1, 2012 (November 26, 2011 - $2 million).

21

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

10.	CAPITAL STOCK

The following details the changes in issued and outstanding common shares for the nine months ended December 1, 2012:

	Capital Stock and Additional Paid-In Capital		Treasury Stock
	Stock Outstanding (000’s)	Amount	Stock Outstanding (000’s)	Amount
Common shares outstanding as at March 3, 2012	524,160	$2,446	8,711	$(299)

Stock-based compensation	—	63	—	—
Tax deficiencies related to stock-based compensation		(10)	—	—
Purchase of treasury stock	—	—	3,005	(25)
Treasury stock vested	—	(82)	(2,393)	82

Common shares outstanding as at December 1, 2012	524,160	$2,417	9,323	$(242)

The Company had 524 million voting common shares outstanding, 7.7 million options to purchase voting common shares, 15.7 million RSUs and 0.3 million DSUs outstanding as at December 1, 2012.

22

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

11.	EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	Three Months Ended		Nine Months Ended
	December 1, 2012	November 26, 2011	December 1, 2012		November 26, 2011
Net income (loss) for basic and diluted earnings (loss) per share available to common shareholders from continuing operations	$14	$265	$(722)		$1,289

Net loss for basic and diluted loss per share available to common shareholders from discontinued operations	$(5)	$—	$(20)		$—

Weighted-average number of shares outstanding (000’s) - basic	524,160	524,139	524,160		524,079

Effect of dilutive securities (000’s) - stock-based compensation	692	—	1,381		200

Weighted-average number of shares and assumed conversions (000’s) - diluted	524,852	524,139	525,541		524,279

Earnings (loss) per share - reported
Basic and diluted earnings (loss) per share from continuing operations	$0.03	$0.51	$(1.38	) $	2.46

Basic and diluted loss per share from discontinued operations	$(0.01)	$—	$(0.04	) $	—

Total basic and diluted earnings (loss) per share	$0.02	$0.51	$(1.42	) $	2.46

23

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

12.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) are as follows:

	As at
	December 1, 2012	March 3, 2012
Accumulated net unrealized gains on available-for-sale investments	$1	$2
Accumulated net unrealized gains (losses) on derivative instruments designated as cash flow hedges	(3)	38

Accumulated other comprehensive income (loss)	$(2)	$40

13.	FOREIGN EXCHANGE GAINS AND LOSSES

Selling, marketing and administration expenses for the three and nine months ended December 1, 2012 included $12 million and $25 million with respect to foreign exchange losses (three and nine months ended November 26, 2011—foreign exchange losses of $14 million and $32 million).

14.	COMMITMENTS AND CONTINGENCIES

(a)	Credit Facility

On September 25, 2012, the Company replaced its existing $500 million senior unsecured revolving credit facility with a syndicate of commercial banks with a $500 million senior secured revolving credit facility (the “Facility”) for working capital and general corporate purposes with the same syndicate. The Facility, which is subject to certain financial covenants, expires on September 6, 2013, is secured by accounts receivable and inventory of the Company and certain of its subsidiaries. The Company has provided collateral of approximately $5 million for its outstanding letters of credit as of December 1, 2012. The collateral is held with one of the Company’s banking partners and is recorded within short-term investments.

(b)	Indemnification

The Company enters into certain agreements that contain indemnification provisions under which the Company could be subject to costs and damages, including in the event of an infringement claim against the Company or an indemnified third party. Such intellectual property infringement indemnification clauses are generally not subject to any dollar limits and remain in effect for the term of the Company’s agreements. To date, the Company has not encountered material costs as a result of such indemnifications.

The Company has entered into indemnification agreements with its directors and executive officers. Under these agreements, the Company agreed, subject to applicable law, to indemnify its directors and executive officers against all costs, charges and expenses reasonably incurred by such individuals in respect of any civil, criminal or administrative action which could arise by reason of their status as directors or officers. The Company maintains liability insurance coverage for the benefit of its directors and executive officers to reduce its exposure to such

24

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

obligations. The Company has not encountered material costs as a result of such indemnifications in the current year. See RIM’s Management Information Circular for fiscal 2012 for additional information regarding the Company’s indemnification agreements with its directors and executive officers.

(c)	Litigation

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” and “Risk Factors—Risks Related to the Company’s Business and its Industry—The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” in RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

Additional lawsuits and claims, including purported class actions and derivative actions, may be filed or made based upon the Company’s historical stock option granting practices. Management assesses such claims and where considered likely to result in a material exposure and, where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

On April 27, 2012, May 2, 2012 and May 9, 2012 Nokia Corporation (“Nokia”) filed a series of actions against the Company. A total of ten lawsuits were filed each alleging infringement of a Nokia patent.

Two lawsuits were filed in Mannheim, Germany. In one of these two lawsuits Nokia alleged that the Company infringes the German part of European Patent No. EP 0 673 175 generally directed to a reduction of power consumption in a mobile station technology. For this lawsuit, the court has set a trial date for February 15, 2013.

25

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

In the other lawsuit pending in Mannheim, Nokia alleged that the Company infringes the German part of European Patent No. EP 0 879 538 generally directed to a technology involving a network activation service scheme using point-to-point short messaging service. For this other lawsuit, the Mannheim court has set a date of February 8, 2013 for trial.

Two lawsuits were filed in Dusseldorf, Germany. In one of these two lawsuits, Nokia alleged that the Company infringes the German part of European Patent No. EP 1 075 750 generally directed to a particular electronic mail processing technology. For this lawsuit, the Dusseldorf court held a case management conference on June 26, 2012 and set a trial date for January 30, 2014. In the other of these two lawsuits, Nokia alleged that the Company infringes the German part of European Patent No. EP 0 966 847 generally directed to a particular data processing technology for operation in a telecommunication system. For this other lawsuit, the Dusseldorf court held a case management conference on June 26, 2012 and set a trial date for December 19, 2013.

Six of the lawsuits were filed in Munich, Germany. These lawsuits involve EP 0 824 813, which is generally directed to a security improvement scheme for packet-mode transmission in a mobile communication system, EP 1 322 072, which is generally directed to a particular method for connecting a remote workstation to a data communication network via a mobile communication network, EP 0 867 967, which is generally directed to a particular antenna for wireless communications, EP 0 804 046, which is generally directed to a particular method of updating the software of a mobile terminal using the air interface, EP 1 148 681, which is generally directed to a particular method for transferring ring resource information, and EP 1 474 750, which is generally directed to a particular method of storing and transferring multimedia tags. The First Hearing for EP 0867 967 occurred on August 16, 2012, and a Second Hearing will occur on January 10, 2013. The First Hearing for EP 1 322 072 occurred on November 21, 2012 and a Second Hearing will occur on July 24, 2013. The First Hearing for EP 0824 813 occurred on December 5, 2012 and a Second Hearing will occur September 18, 2013. The First Hearing for EP 0 804 046 occurred on November 8, 2012 and a Second Hearing will occur May 2, 2013. The First Hearing for EP 1 148 681 occurred on October 25, 2012 and a Second Hearing will occur February 28, 2013. The First Hearing for EP 1 474 750 occurred on October 25, 2012 and a Second Hearing will occur February 28, 2013.

The Company has filed German nullity actions in response to the lawsuits. A nullity action against the ‘175 patent was filed on September 14, 2012. A nullity action was filed against the ‘538 patent on September 4, 2012. A nullity action was filed against the ‘967 patent on August 2, 2012. A nullity action was filed against the ‘813 patent on November 20, 2012. A nullity action was filed against the ‘072 on November 5, 2012. A nullity action was filed against the ‘046 patent on October 29, 2012. A nullity action was filed against the ‘681 patent on October 13, 2012. A nullity action was filed against the ‘4750 patent on October 11, 2012.

On November 26, 2012, Nokia Corporation filed a lawsuit against the Company in the Ontario Superior Court of Justice (Toronto). The claim is requesting the court to confirm an arbitration award against the Company, including costs and other relief that the court deems just and proper.

On November 26, 2012, Nokia Corporation and Nokia Inc. (“Nokia”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California (San Jose Division). The claim is requesting the court to confirm an arbitration award against the Company, including costs and other relief that the court deems just and proper. An initial hearing is currently set for January 29, 2013.

On November 27, 2012, Nokia Corporation filed a claim against the Company in the High Court of Justice Queen’s Bench Division Commercial Court (London). The claim is requesting the court to confirm an arbitration award against the Company, including costs and other relief that the court deems just and proper. On December 4, 2012, the court issued an Order naming only Research In Motion Limited that has not yet been served. Even when served, the Company can request dismissal.

26

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

On December 21, 2012, Nokia and RIM announced that they have entered into a new patent license agreement. The agreement will result in the settlement of all patent litigation between the companies and Nokia’s dismissal of all pending actions in the United States, United Kingdom, Canada and Germany. The financial structure of the agreement includes a lump sum €50 million (approximately $65 million) one-time payment, which has been recorded in the Company’s consolidated statement of operations in the third quarter of fiscal 2013.

See the “Legal Proceedings and Regulatory Action” section of RIM’s Annual Information Form for additional unaudited information regarding the Company’s legal proceedings, which is included in RIM’s Annual Report on Form 40-F and “Legal Proceedings” in the Management’s Discussion and Analysis of financial condition and results of operations for fiscal 2012.

15.	DERIVATIVE FINANCIAL INSTRUMENTS

Values of financial instruments outstanding were as follows:

	As at December 1, 2012
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$1,134	$19
Currency option contracts - asset	$315	$3
Currency forward contracts - liability	$2,489	$(43)
Currency option contracts - liability	$622	$(14)

	As at March 3, 2012
	Notional Amount	Estimated Fair Value
Assets (Liabilities)
Currency forward contracts - asset	$1,608	$55
Currency option contracts - asset	$608	$17
Currency forward contracts - liability	$2,155	$(34)
Currency option contracts - liability	$480	$(1)

Foreign Exchange

The Company uses derivative instruments to manage exposures to foreign exchange risk resulting from transactions in currencies other than its functional currency, the U.S. dollar. The Company’s risk management objective in holding derivative instruments is to reduce the volatility of current and future income as a result of changes in foreign currency. To limit its exposure to adverse movements in foreign currency exchange rates, the Company enters into foreign currency forward and option contracts. The Company does not use derivative instruments for speculative purposes.

The majority of the Company’s revenues for the three and nine months ended December 1, 2012 were transacted in U.S. dollars. However, portions of the revenues are denominated in Canadian dollars, Euros, and British

27

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting of the majority of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. The Company enters into forward and option contracts to hedge portions of these anticipated transactions to reduce the volatility on income associated with the foreign currency exposures. The Company also enters into forward and option contracts to reduce the effects of foreign exchange gains and losses resulting from the revaluation of certain foreign currency monetary assets and liabilities.

The Company records all derivative instruments at fair value on the consolidated balance sheets. The fair value of these instruments is calculated based on notional and exercise values, transaction rates, market quoted currency spot rates, forward points and interest rate yield curves. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative instrument and the resulting designation.

The Company’s accounting policies for these instruments outline the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. Hedge effectiveness is formally assessed, both at hedge inception and on an ongoing basis, to determine whether the derivatives used in hedging transactions are highly effective in offsetting changes in the value of the hedged items. If an anticipated transaction is deemed no longer likely to occur, the corresponding derivative instrument is de-designated as a hedge and any associated deferred gains and losses in accumulated other comprehensive income are recognized in earnings at that time. Any future changes in the fair value of the instrument are recognized in current earnings.

For any derivative instruments that do not meet the requirements for hedge accounting, or for any derivative instrument for which hedge accounting is not elected, the changes in fair value of the instruments are recognized in income in the current period and will generally offset the changes in the U.S. dollar value of the associated asset, liability, or forecasted transaction.

The Company enters into forward and option contracts to hedge exposures relating to foreign currency anticipated transactions. These contracts have been designated as cash flow hedges, with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income in the period in which the cash flows from the associated hedged transactions affect income. Any ineffective portion of the change in fair value of the cash flow hedge is recognized in current period income. For the three and nine months ended December 1, 2012, there was nil and $8 million in realized gains on forward contracts which were ineffective upon maturity (three and nine months ended November 26, 2011 - nil and $5 million in realized losses). As at December 1, 2012 and November 26, 2011, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. The maturity dates of these instruments range from December 2012 to November 2013. As at December 1, 2012, the net unrealized loss on these forward and option contracts was $4 million (March 3, 2012 - net unrealized gain of $51 million). Unrealized gains associated with these contracts were recorded in other current assets and accumulated other comprehensive income (loss). Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income (loss). As at December 1, 2012, the Company estimates that approximately $4 million of net unrealized losses on these forward and option contracts will be reclassified into income within the next twelve months.

28

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the fair values of derivative instruments designated as cash flow hedges on the consolidated balance sheets:

	As at
	December 1, 2012		March 3, 2012
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$12	Other current assets	$42
Currency option contracts - asset	Other current assets	$3	Other current assets	$17
Currency forward contracts - liability	Accrued liabilities	$3	Accrued liabilities	$6
Currency option contracts - liability	Accrued liabilities	$13	Accrued liabilities	$1

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statements of operations and the consolidated statements of comprehensive income for the three and nine months ended December 1, 2012:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
			Three Months Ended December 1, 2012	Nine Months Ended December 1, 2012
Currency forward contracts	$(2)	Revenue	$(1)	$56
Currency option contracts	$(13)	Revenue	$—	$1
Currency forward contracts	$3	Cost of sales	$2	$4
Currency option contracts	$—	Cost of sales	$—	$—
Currency forward contracts	$3	Selling, marketing and administration	$3	$5
Currency option contracts	$—	Selling, marketing and administration	$—	$—
Currency forward contracts	$5	Research and development	$4	$9
Currency option contracts	$—	Research and development	$1	$—

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)
			Three Months Ended December 1, 2012	Nine Months Ended December 1, 2012
Currency forward contracts	$—	Selling, marketing and administration	$—	$8

29

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments designated as cash flow hedges on the consolidated statement of operations for the three and nine months ended November 26, 2011:

	Amount of Gain (Loss) Recognized in OCI on Derivative Instruments (Effective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
			Three Months Ended November 26, 2011	Nine Months Ended November 26, 2011
Currency forward contracts	$54	Revenue	$(4)	$(125)
Currency option contracts	$7	Revenue	$—	$(3)
Currency forward contracts	$(1)	Cost of sales	$—	$10
Currency option contracts	$(1)	Cost of sales	$—	$—
Currency forward contracts	$(1)	Selling, marketing and administration	$—	$12
Currency option contracts	$(1)	Selling, marketing and administration	$—	$—
Currency forward contracts	$(2)	Research and development	$—	$14
Currency option contracts	$(2)	Research and development	$—	$—

	Amount of Gain (Loss) Recognized in Income on Derivative Instruments (Ineffective Portion)	Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)	Amount of Gain (Loss) Reclassified from Accumulated OCI into Income (Ineffective Portion)
			Three Months Ended November 26, 2011	Nine Months Ended November 26, 2011
Currency forward contracts	$—	Selling, marketing and administration	$—	$(5)

As part of its risk mitigation strategy, the Company may maintain net monetary asset and/or liability balances in foreign currencies. The Company enters into foreign exchange forward contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro, and British Pound. These contracts are not subject to hedge accounting, and any gains or losses are recognized in income each period, offsetting the change in the U.S. dollar value of the asset or liability. The maturity dates of these instruments range from December 2012 to September 2013. As at December 1, 2012, net unrealized losses of $34 million were recorded in respect of these instruments (March 3, 2012 - net unrealized losses of $14 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

The following table shows the fair values of derivative instruments that are not subject to hedge accounting on the consolidated balance sheets:

	As at
	December 1, 2012		March 3, 2012
	Balance Sheet Classification	Fair Value	Balance Sheet Classification	Fair Value
Currency forward contracts - asset	Other current assets	$7	Other current assets	$13
Currency forward contracts - liability	Accrued liabilities	$40	Accrued liabilities	$28
Currency option contracts - liability	Accrued liabilities	$1	Accrued liabilities	$—

30

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and nine months ended December 1, 2012:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended December 1, 2012	Nine Months Ended December 1, 2012
Currency forward contracts	Selling, marketing and administration	$(27)	$10
Currency option contracts	Selling, marketing and administration	$2	$5

The following table shows the impact of derivative instruments that are not subject to hedge accounting on the consolidated statement of operations for the three and nine months ended November 26, 2011:

	Location of Gain (Loss) Recognized in Income on Derivative Instruments	Amount of Gain (Loss) in Income on Derivative Instruments
		Three Months Ended November 26, 2011	Nine Months Ended November 26, 2011
Currency forward contracts	Selling, marketing and administration	$90	$43
Currency option contracts	Selling, marketing and administration	$2	$3

Credit

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at December 1, 2012, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains, was 100% (March 3, 2012 - 30%).

The Company is exposed to market and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at December 1, 2012, no single issuer represented more than 18% of the total cash, cash equivalents and investments (March 3, 2012 - no single issuer represented more than 9% of the total cash and cash equivalents and investments).

During the quarter, the Company entered into a Credit Support Annex (“CSA”) with one of its counterparties. This CSA requires that the outstanding net position of all contracts be made whole by the paying or receiving of collateral to or from the counterparty on a daily basis, subject to certain thresholds. As at December 1, 2012, the Company had $1 million in outstanding paid collateral at the counterparty. This amount is recorded in other current assets.

31

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

Interest Rate

Cash and cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently utilize interest rate derivative instruments in its investment portfolio.

16.	SEGMENT DISCLOSURES

The Company is organized and managed as a single reportable operating segment. The Company’s operations are substantially all related to the research, design, manufacture and sales of wireless communications products, services and software.

Revenue, classified by major geographic segments in which the Company’s customers are located, was as follows:

	Three Months Ended		Nine Months Ended
	December 1, 2012	November 26, 2011	December 1, 2012	November 26, 2011
Revenue

Canada	$127	$385	$454	$1,063
United States	520	1,026	1,855	3,457
United Kingdom	302	588	898	1,485
Other	1,778	3,167	5,189	8,237

	$2,727	$5,166	$8,396	$14,242

Revenue

Canada	4.7%	7.5%	5.4%	7.5%
United States	19.1%	19.9%	22.1%	24.3%
United Kingdom	11.1%	11.4%	10.7%	10.4%
Other	65.1%	61.2%	61.8%	57.8%

	100.0%	100.0%	100.0%	100.0%

32

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

	Three Months Ended		Nine Months Ended
	December 1, 2012	November 26, 2011	December 1, 2012	November 26, 2011

Revenue mix
Hardware	$1,627	$4,081	$5,008	$10,929
Service	974	965	2,964	2,941
Software	64	78	198	238
Other	62	42	226	134

	$2,727	$5,166	$8,396	$14,242

	As at
	December 1, 2012	March 3, 2012

Property, plant and equipment, intangible assets and goodwill
Canada	$4,841	$5,382
United States	515	555
United Kingdom	34	37
Other	216	364

	$5,606	$6,338

Total assets
Canada	$8,138	$8,693
United States	1,270	2,337
United Kingdom	1,040	1,554
Other	2,191	1,147

	$12,639	$13,731

33

Research In Motion Limited

Notes to the Consolidated Financial Statements

(unaudited)

In millions of United States dollars, except share and per share data, and except as otherwise indicated

17.	CASH FLOW INFORMATION

Cash flows resulting from net changes in working capital items are as follows:

	Nine Months Ended
	December 1, 2012	November 26, 2011

Accounts receivable, net	$888	$31
Other receivables	119	(11)
Inventories	572	(250)
Income taxes receivable	(198)	—
Other current assets	(152)	(358)
Accounts payable	(106)	141
Accrued liabilities	(512)	(91)
Income taxes payable	—	(179)
Deferred revenue	292	83

	$903	$(634)

34

Document 2

RESEARCH IN MOTION LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED DECEMBER 1, 2012

December 21, 2012

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should be read together with the unaudited interim consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of Research In Motion Limited (“RIM” or the “Company”) for the three and nine months ended December 1, 2012, as well as the Company’s audited consolidated financial statements and accompanying notes, and MD&A, for the fiscal year ended March 3, 2012. The Consolidated Financial Statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). All financial information in this MD&A is presented in U.S. dollars, unless otherwise indicated.

RIM has prepared this MD&A with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which are different from those of the United States. This MD&A provides information for the three and nine months ended December 1, 2012 and up to and including December 21, 2012.

Additional information about the Company, including the Company’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended March 3, 2012, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, including statements relating to:

•	the Company’s expectations regarding new product initiatives and timing, including the next generation BlackBerry 10 platform and BlackBerry 10 smartphones;

•	the Company’s plans, strategies and objectives, and the anticipated opportunities and challenges in the fourth quarter of fiscal 2013 and in fiscal 2014;

•	the Company’s expectations regarding the number of applications that will be available for BlackBerry 10 smartphones prior to their launch;

•	anticipated demand for, and the Company’s plans and expectations relating to, programs to drive sell-through of the Company’s BlackBerry 7 smartphones and BlackBerry PlayBook tablets;

•	the Company’s revenue, loss, unit shipment, gross margin, operating expense, net subscriber and inventory expectations for the fourth quarter of fiscal 2013 and in subsequent fiscal quarters;

•	the Company’s expectations with respect to the sufficiency of its financial resources;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	the Company’s plans to streamline its operations and its expectations relating to the benefits of its Cost Optimization and Resource Efficiency (“CORE”) program;

•	the Company’s plans and expectations regarding marketing and promotional programs;

•	the Company’s estimates of purchase obligations and other contractual commitments;

•	assumptions and expectations described in the Company’s critical accounting policies and estimates; and

•	the Company’s guidance practices in the future.

The words “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “plan” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including but not limited to, the launch timing and success of BlackBerry 10, general economic conditions, product pricing levels and competitive intensity, supply constraints, RIM’s expectations regarding its business, strategy, opportunities and prospects, including its ability to implement meaningful changes to address its business challenges, and RIM’s expectations regarding the cash flow generation of its business. Many factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, most of which are discussed in greater detail in the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended March 3, 2012:

Risks Related to the Company’s Business and its Industry

•	RIM’s ability to enhance current products and services, or develop new products and services in a timely manner at competitive prices;

•

intense competition within RIM’s industry, including the possibility that strategic transactions by RIM’s competitors or carrier partners could weaken RIM’s competitive position or require RIM to further reduce its prices to compete effectively;

•

RIM’s ability to establish new, and to build on existing relationships with its network carrier partners and distributors, and its reliance on its network carrier partners to help promote the BlackBerry 10 platform and BlackBerry 10 smartphones;

•

the efficient and uninterrupted operation of RIM’s network operations center and the networks of its carrier partners, and the risk of other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions;

•

risks related to the anticipated decline in RIM’s infrastructure access fees and RIM’s ability to offset or mitigate the impact of such decline on its consolidated revenue by developing an integrated services and software offering that leverages RIM’s strengths such as BBM, security and manageability;

•	risks related to RIM’s ability to maintain its cash balance;

•	risks related to RIM’s ability to implement and to realize the anticipated benefits of its CORE program;

•	RIM’s ability to manage inventory and asset risk;

•	the occurrence or perception of a breach of RIM’s security measures, or an inappropriate disclosure of confidential or personal information;

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	potential liabilities or costs related to the collection, storage, transmission, use and disclosure of user and personal information;

•	dependence on key personnel and RIM’s ability to attract and retain key personnel;

•	RIM’s ability to continue to adapt to recent management changes and headcount reductions;

•	RIM’s ability to successfully maintain and enhance its brand;

•

RIM’s reliance on its suppliers for functional components, including the suppliers RIM has selected for its BlackBerry 10 smartphones, and the risk that suppliers will not supply components on a timely basis or in sufficient quantities;

•	the continued quality and reliability of RIM’s products and services and the potential effect of defects in products and services;

•	risks associated with RIM’s expanding foreign operations;

•

reliance on strategic alliances and relationships with third-party network infrastructure developers, software platform vendors and service platform vendors, including RIM’s ability to promote and advance the development of an ecosystem of applications and services for the BlackBerry 10 smartphones and the BlackBerry PlayBook tablets;

•	RIM’s ability to expand and enhance BlackBerry® App World™;

•	RIM’s reliance on third-party manufacturers for certain products and its ability to manage its production and repair process;

•	restrictions on import and use of RIM’s products and services in certain countries due to encryption of the products and services;

•	general commercial litigation, class action and other litigation claims, including purported class action claims relating to RIM’s operations;

•

risks associated with litigation claims against the Company arising from the Company’s practice of providing forward-looking guidance to its shareholders with respect to certain financial metrics, including the Company’s practice of updating previous guidance where circumstances warrant;

•	effective management of the Company’s past growth and its ongoing development of service and support operations;

•	potential charges relating to the impairment of other long-lived assets recorded on RIM’s balance sheet;

•	risks as a result of actions of activist shareholders;

•	government regulation of wireless spectrum and radio frequencies;

•	reduced spending by customers due to the uncertainty of economic and geopolitical conditions;

•	risks associated with acquisitions, investments and other business initiatives;

•	foreign exchange risks as the Company transacts globally in currencies other than the U.S. dollar;

•	regulation, certification and health risks, and risks relating to the misuse of RIM’s products;

•	tax liabilities, resulting from changes in tax laws or otherwise, associated with RIM’s worldwide operations;

•	changes in interest rates affecting RIM’s investment portfolio and its revolving credit facility and the creditworthiness of its investment portfolio;

•	the potential impact of recently adopted regulations in the United States that apply to RIM relating to conflict minerals; and

•	risks related to the failure of the Company’s suppliers, subcontractors, third-party distributors and representatives to use acceptable ethical business practices or comply with applicable laws.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Risks Related to Intellectual Property

•	third-party claims for infringement of intellectual property rights by RIM and the outcome of any litigation with respect thereto;

•	RIM’s ability to successfully obtain patent or other proprietary or statutory protection for its technologies and products;

•	RIM’s ability to obtain rights to use software or components supplied by third parties; and

•	the potential impact of copyright levies in numerous countries.

Prior to fiscal 2013, the Company followed the practice of providing specific quantitative forward-looking guidance to its shareholders with respect to certain financial metrics for the subsequent fiscal quarter in its quarterly earnings press releases. On March 29, 2012, the Company announced that it will no longer provide specific quantitative guidance. However, the Company remains committed to providing a high level of disclosure and transparency and will continue to provide commentary that highlights the material trends and uncertainties that RIM anticipates. Such statements relating to, among other metrics, RIM’s revenue, gross margin, operating results, cash flows and liquidity expectations, are forward-looking statements that are intended to enable RIM’s shareholders to view the anticipated financial performance, financial condition and prospects of the Company from management’s perspective at the time such statements are made, and they are subject to the risks that are inherent in all forward-looking statements, as described above. They are made by RIM in light of its experience, its perception of historical and anticipated business trends, current conditions in its business and anticipated future developments, including competition and new product initiatives and timing, as well as RIM’s current assessments of the various risk factors identified above. These forward-looking statements are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry.

These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Overview

RIM, a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. BlackBerry products and services are currently used by approximately 79 million customers around the world. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM’s common shares are listed on the NASDAQ Global Select Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM).

With the BlackBerry platform, RIM believes it offers a market-leading wireless communications experience with push-based connectivity, industry-leading security and enterprise manageability, excellent radio performance and differentiated social applications, such as BlackBerry Messenger (“BBM”), that provide immediacy, productivity and collaboration. The wireless communications market has evolved in recent years and there is significant overlap between consumer and enterprise segments. The enterprise market is currently characterized by a combination of enterprise-deployed devices and devices that are purchased by consumers

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

but also used in the corporate environment, commonly referred to as “Bring Your Own Device” (“BYOD”). RIM has encountered challenges adapting to the BYOD movement as some information technology (“IT”) departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability, including within the U.S. Department of Defense and other government agencies, are permitting employees to choose devices offered by the Company’s competitors, and this is impacting the Company’s enterprise subscriber account base. To address this evolution of the market, RIM has introduced products to provide manageability and scalability solutions including BlackBerry Enterprise Server Express, BlackBerry Mobile Fusion and BlackBerry Balance, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single unified interface and to securely protect corporate data on an employee’s personal smartphone or tablet. RIM continues to expect that the launch of BlackBerry 10 smartphones, in respect of which the launch event is expected to occur on January 30, 2013, will strengthen its position in the BYOD enterprise market and the Company will also continue to seek partnerships that will further enable RIM to have a complete BYOD offering.

BlackBerry is the leading smartphone in several markets around the world. The primary regions contributing to the Company’s recent growth are Asia Pacific and Latin America. The Company has experienced a decline in revenue and market share, particularly in the United States. Intense competition, the lack of a Long Term Evolution (“LTE”) product and a high end consumer offering in the United States is negatively impacting the Company’s results in that market. The decline can also be attributed to consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments. Market share has also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share, as these networks feature faster download speeds and allow carriers to offer higher-value data plans. RIM’s first LTE smartphones are scheduled to be launched with the Company’s first BlackBerry 10 smartphones, for which the launch event is expected to occur on January 30, 2013. Some of RIM’s main competitors include Apple Inc., Google Inc., HTC Corporation, Huawei Technologies Co., Ltd, Microsoft Corporation, Nokia Corporation, Samsung Electronics Co., Ltd, and ZTE Corporation.

BlackBerry App World, RIM’s comprehensive electronic applications catalogue, is available to customers in over 100 markets globally, with other markets to follow. The continued expansion of the applications catalogue is an important element of the Company’s successful transition to its next-generation BlackBerry 10 smartphones and the success of the BlackBerry PlayBook tablet, and requires a substantial investment of internal resources for development of the infrastructure, improvement of developer and consumer interfaces and advertising costs.

RIM currently has a strong balance sheet with negligible debt and approximately $2.9 billion in cash, cash equivalents and investments as of December 1, 2012. In the third quarter of fiscal 2013, RIM had sales of $2.7 billion and the Company generated net income from continuing operations of $14 million, or $0.03 per share diluted.

RIM made a number of strategic acquisitions in recent years including Certicom, Torch Mobile, The Astonishing Tribe, QNX, Gist and Tungle that are intended to accelerate RIM’s ability to innovate and deliver compelling products to market. In June 2011, RIM also participated in a successful bid for the Nortel Networks Corporation (“Nortel”) patent portfolio as a part of a consortium of companies. The Nortel patents obtained eliminated the Company’s exposure to those patents and are expected to strengthen the Company’s patent portfolio and its position in respect of patent litigation and licensing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operational and Strategic Review

The Company is in the ongoing process of completing the largest platform and organizational transition in its history, with a view to better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. The Company’s third quarter results reflect the product and platform transition underway, ongoing market challenges and the competitive dynamics across many markets. The Company expects the fourth quarter of fiscal 2013 to be very challenging for its business as it completes this transition and prepares for the launch of BlackBerry 10 smartphones, in respect of which the launch event is expected to occur on January 30, 2013. As part of its ongoing efforts, the Company has continued its operational and strategic review, which includes re-evaluating its product portfolio, operations, manufacturing and research and development strategy. In the third quarter of fiscal 2013, the Company has continued to implement various initiatives as part of its operational and strategic review, and has now completed approximately 75% of the headcount reduction of 5,000 employees previously announced in an effort to align the Company’s cost structure to enable it to move through this transition and deliver on long-term stakeholder value. J.P. Morgan Securities LLC and RBC Capital Markets continue to act for the Company in reviewing RIM’s business and financial performance. They have been tasked with helping the Company with its operational and strategic review and evaluating the relative merits and feasibility of various financial strategies, including opportunities to leverage the BlackBerry platform through partnerships, licensing opportunities and strategic business model alternatives. The Company plans to exit this transition as a leaner and more nimble organization that can act quickly and is aligned with RIM’s growth opportunities.

Sources of Revenue

RIM’s primary revenue stream is generated by the BlackBerry wireless solution, which includes sales of BlackBerry® handheld devices and BlackBerry PlayBook tablets, services and software. The BlackBerry wireless solution provides users with a wireless extension of their work and personal email accounts, including Microsoft® Outlook®, IBM® Lotus Notes®, Novell® GroupWise® and many ISP email services.

RIM generates hardware revenues from sales, primarily to carriers and distributors, of BlackBerry handheld devices, which provide users with the ability to send and receive wireless messages and data. RIM’s BlackBerry handheld devices also incorporate a mobile phone, web-browsing capability and enables the use of data functions such as calendar, address book, task and memo lists and other functions associated with personal organizers. Most BlackBerry handheld devices also include multimedia capabilities. During the third quarter of fiscal 2013, the Company continued to launch new BlackBerry handheld devices that incorporate the BlackBerry 7 OS in markets such as Latin America as well as continuing major BlackBerry 7 upgrade programs in Canada, the United States and the United Kingdom. As part of RIM’s operational and strategic review, the Company plans to streamline the BlackBerry smartphone product portfolio to offer a fewer number of devices in market at any given time. The successful launch of the Company’s next-generation BlackBerry 10 platform and the delivery of high quality, full-featured BlackBerry 10 smartphones remain the Company’s number one priority. The Company recently announced that the official BlackBerry 10 launch event will be on January 30, 2013, and the Company expects the first BlackBerry 10 smartphones in market shortly thereafter.

The BlackBerry PlayBook tablet represents the Company’s first tablet product and features the BlackBerry Tablet Operating System based on technology resulting from the Company’s acquisition of QNX Software Systems. This operating system is also the core of RIM’s next generation of BlackBerry 10 smartphones. In the second quarter of fiscal 2013, the Company launched the 3G plus BlackBerry PlayBook tablet and 4G

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

LTE BlackBerry PlayBook tablet, the Company’s first LTE product. Features of the 4G LTE BlackBerry PlayBook tablet include a seven-inch high definition display, a dual core 1.5 GHZ processor, dual high definition cameras and other high performance multimedia capabilities, true multitasking, advanced security features and an uncompromised web browsing experience that supports Adobe Flash. In fiscal 2011, the BlackBerry PlayBook tablet received Federal Information Processing Standard 140-2 certification, making the BlackBerry PlayBook tablet the first tablet certified for deployment within U.S. federal government agencies. This certification demonstrates RIM’s continuing commitment and ability to meet the needs of security conscious organizations. The Company has undertaken a high level of promotional activity in retail-channels to drive sell-through of the BlackBerry PlayBook tablet to end customers as a result of intense competition in the tablet market. The Company sold out of the 16G BlackBerry PlayBook tablets in the second quarter of fiscal 2013 and is continuing to sell its 32G and 64G units as well as the 3G plus BlackBerry PlayBook tablet and 4G LTE BlackBerry PlayBook tablet.

RIM currently generates service revenue from billings to its BlackBerry subscriber account base primarily from a monthly infrastructure access fee charged to a carrier or reseller, which the carrier or reseller in turn bills the BlackBerry subscriber. To date, RIM has identified the BlackBerry subscriber account base as the total of all subscriber accounts that have an active status at the end of a reporting period. Each carrier instructs RIM to create subscriber accounts and determines whether each subscriber account should have an active status. Each carrier is charged a service fee for each subscriber account each month, with substantially all of such service fees having no regard to the amount of data traffic that the subscriber account passes over the BlackBerry architecture. If a carrier instructs RIM to deactivate a subscriber account, then RIM no longer includes that subscriber account in its BlackBerry subscriber account base and ceases billing the carrier with respect to such account from the date of notification of its deactivation. It is each carrier’s contractual responsibility to report changes to its subscriber account status on a timely basis to RIM. The number of subscriber accounts is a non-financial metric and is intended to highlight the change in RIM’s subscriber base and should not be relied upon as an indicator of RIM’s financial performance. In connection with the launch of BlackBerry 10 smartphones, in respect of which the launch event is expected to occur on January 30, 2013, and the evolution of its service revenue model, RIM will be adjusting the methodology it uses to calculate the size of its subscriber base for the fourth quarter of fiscal 2013 and subsequent fiscal quarters, as described further below.

As previously disclosed, since many of the Company’s competitors recover their infrastructure and services expense in alternate manners, the Company has faced pressure to reduce its infrastructure access fees. In response to these pressures that have intensified in recent fiscal quarters, the Company has been implementing certain price reduction programs in an effort to maintain and continue to grow its subscriber base in advance of the BlackBerry 10 launch. The Company expects that existing subscribers using BlackBerry 7 and prior BlackBerry operating systems will continue to generate service revenue until such time as they upgrade to BlackBerry 10 or deactivate BlackBerry service. The Company expects the transition from BlackBerry 7 to BlackBerry 10 to be gradual, given that RIM has a diversified global customer base, many of which are in markets that are expected to transition more slowly to 4G wireless networks. As BlackBerry 10 products will use the Company’s network infrastructure in a different manner than existing products, the Company expects that certain elements of its current revenue model will change as BlackBerry 10 products are introduced into the market. It is anticipated that this will include changes related to infrastructure access fees, enterprise services and software fees, and other anticipated services and software revenue opportunities that may be generated in the future associated with the BlackBerry 10 mobile computing platform. As a result of these changes, customers that require enhanced services, including advanced security, mobile device management and other services, are expected to continue to generate monthly service revenue. Other customers who do not utilize such services are expected to generate less or no service revenue. The Company believes that offering alternative levels of service and pricing will better meet the needs of our customers. In addition, the Company believes that by offering these services it will expand the size of its addressable market for recurring service revenue. This strategy will help broaden the BlackBerry ecosystem over time, which will potentially give the Company and its application developers access to a broader market into which to sell their respective services.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

As a result of the changes and the continuing pressure to reduce infrastructure access fees described above, the Company anticipates further declines in its service revenue in the coming quarters, which could be significant. The Company cannot predict this anticipated rate of decline with any degree of certainty as it is dependent on a number of factors, including the outcome of commercial arrangement negotiations with the Company’s carrier customers, the rate at which current BlackBerry 6 and BlackBerry 7 customers migrate to Blackberry 10 to use only standard BlackBerry services, the Company’s ability to attract new enterprise customers to use the enhanced services offered by BlackBerry 10, the Company’s ability to sustain its infrastructure access fees for its BlackBerry 6 and BlackBerry 7 products, and the Company’s ability to successfully develop over a transition period a compelling integrated services and software offering that generates other service and software revenues from the BlackBerry 10 mobile computing platform to help mitigate the impact of the anticipated decline in infrastructure access fees. If the Company is unable to mitigate the decline of service revenue relating to infrastructure access fees in the manner described above, this could have a material adverse effect on the Company’s results of operations and financial condition.

To reflect the changes described above, and to better address possible future strategies and service and software revenue opportunities related to an integrated services and software offering for the BlackBerry 10 mobile computing platform, RIM will be adjusting the methodology it uses to calculate the size of its subscriber base for the fourth quarter of fiscal 2013 and subsequent fiscal quarters. Rather than calculating the total of all subscriber accounts that have an active status at the end of a reporting period and for which infrastructure access fees are thereby generated, RIM will identify its BlackBerry subscriber base as the total of all BlackBerry subscriber accounts that are provisioned to access BlackBerry services, regardless of whether RIM is receiving infrastructure access fees from each such subscriber in any given month. The Company believes this change will better reflect the base of BlackBerry users that may contribute to service revenues in the future, whether solely through infrastructure access fees or the integrated service and software offering being developed.

An important part of RIM’s BlackBerry wireless solution is the software that is installed at the corporate or small- and medium-size enterprise server level, and in some cases, on personal computers. Software revenues include fees from (i) licensing RIM’s BlackBerry® Enterprise Server™ (“BES”) software; (ii) BlackBerry® Client Access Licenses (“CALs”), which are charged for each subscriber using the BlackBerry service via a BES; (iii) maintenance and upgrades to software; and (iv) technical support.

Revenues are also generated from non-warranty repairs and sales of accessories.

Cost Optimization and Resource Efficiency

As part of the Company’s ongoing effort to streamline its operations and increase efficiency, the Company commenced the CORE program in March 2012. The CORE program is a Company-wide initiative with the objective of improving the Company’s operations. The program includes, among other things, the streamlining of the BlackBerry smartphone product portfolio to offer a fewer number of devices in market at any given time, the optimization of the Company’s global manufacturing footprint to reduce complexity and improve delivery performance, the outsourcing of global repair services, the alignment of the Company’s sales and marketing teams to prioritize marketing efforts to effectively leverage its marketing windows and a reduction in the number of layers of management to drive accelerated execution and decision making,

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

improve performance and increase the transparency of accountability. The Company has previously announced that the CORE program was targeted to drive at least $1.0 billion in savings by the end of fiscal 2013 based on RIM’s fourth quarter of fiscal 2012 run rate. However, to date the Company has already achieved savings of approximately $1.0 billion, one quarter ahead of the target. The savings have been realized through lower material costs, working capital improvements, greater efficiencies in manufacturing and supply chain management, overall headcount reductions and leveraging third-party providers to assist in reducing indirect spending. As the CORE management team has been reviewing all aspects of the business, the Company continues to identify more opportunities to streamline cost and drive efficiencies. As a result of the BlackBerry 10 launch event timeline, expected to occur on January 30, 2013, the increasingly competitive environment as well as the identification of additional cost saving and efficiency opportunities, the Company may increase the scope and magnitude of the CORE program. In connection with the CORE program, the Company intends to avoid reductions that would negatively impact key programs such as BlackBerry 10, customer support or BlackBerry service levels.

As part of the CORE program and the strategic review process, the Company has been reviewing all aspects of its operations, including the sale of certain assets. In the third quarter of fiscal 2013, certain assets were classified as held for sale and are presented separately on the Company’s consolidated balance sheet until they are disposed of. Assets held for sale include businesses, property, plant and equipment and intangible assets that are expected to be sold within the next twelve months.

Results of operations related to the assets held for sale are reflected in the Company’s consolidated statement of operations as discontinued operations. Revenue and operating loss from discontinued operations for the third quarter of fiscal 2013 was $11 million and $7 million, respectively, compared to revenue and operating losses from discontinued operations of $12 million and $5 million in the second quarter of fiscal 2013.

To date, these CORE initiatives have included:

•

a global workforce reduction of approximately 5,000 employees. The Company has achieved approximately 75% of this target as of December 21, 2012 and the majority of the remaining reductions are expected to occur by the end of fiscal 2013;

•	a reduction in the number of layers of management to drive better clarity, efficiency and accountability across the organization;

•	the continued streamlining of RIM’s supply chain, which include plans to move from ten sites to three sites;

•	outsourcing the Company’s global repair services and re-engineering the Company’s spare parts processes;

•	a focus on reducing the Company’s product costs from suppliers;

•

targeted use of resources in RIM’s sales and marketing initiatives to more effectively leverage marketing windows and prioritize marketing efforts and spend in regions that offer the highest opportunity and return; and

•	further outsourcing of non-core functions as determined during the implementation of the CORE program.

The Company expects to continue to drive cost reductions over the coming fiscal quarters. The Company expects to incur restructuring related charges of approximately $250 million by the end of fiscal 2013, including the $191 million in pre-tax restructuring costs incurred in the nine months ended December 1, 2013, primarily associated with the global workforce reduction. Other charges may occur as programs are implemented or changes are completed.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures

As noted above, the Consolidated Financial Statements have been prepared in accordance with U.S. GAAP, and information contained in this MD&A is presented on that basis. On December 20, 2012, the Company announced financial results for the third quarter of fiscal 2013, which included certain non-GAAP financial measures, including adjusted net loss and adjusted diluted loss per share that exclude the impact of pre-tax restructuring charges of $55 million related to the CORE program and an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, the Company recorded in the third quarter of fiscal 2013. The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of income, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. The Company believes that presenting non-GAAP financial measures that exclude the impact of those items enables it and its shareholders to better assess the Company’s operating performance relative to its consolidated financial results in prior and future periods and improves the comparability of the information presented. Readers are cautioned that adjusted net loss and adjusted diluted loss per share do not have any standardized meaning prescribed by U.S. GAAP and are therefore unlikely to be comparable to similarly titled measures reported by other companies. These non-GAAP financial measures should be considered in the context of the U.S. GAAP results, which are described in this MD&A. A reconciliation of these non-GAAP financial measures to the most directly comparable U.S. GAAP measures was included in the Company’s press release, dated December 20, 2012.

Critical Accounting Policies and Estimates

General

The preparation of the unaudited Consolidated Financial Statements requires management to make estimates and assumptions with respect to the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. These estimates and assumptions are based upon management’s historical experience and are believed by management to be reasonable under the circumstances. Such estimates and assumptions are evaluated on an ongoing basis and form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from these estimates.

The Company’s critical accounting policies and estimates have been reviewed and discussed with the Company’s Audit & Risk Management Committee. There have not been any changes to the Company’s critical accounting policies and estimates from those disclosed in the Company’s annual MD&A for the fiscal year ended March 3, 2012, except as noted below.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Assets Held for Sale and Discontinued Operations

Assets held for sale and related liabilities are reported separately on the balance sheet at the lower of carrying value or fair value less costs to sell, if material. If the carrying value exceeds the fair value less costs to sell, a loss is recognized. Assets classified as held for sale are no longer amortized. Prior period balances are reclassified to conform to the current presentation.

When the assets held for sale represent a component of the entity, and certain criteria are met, the results of operations of the component, including any loss recognized, are reported separately on the consolidated statement of operations as discontinued operations. The criteria requirements to present discontinued operations are that the component’s operations and cash flows have been, or will be, eliminated from the Company and that the Company will not have significant continuing involvement in the operations of the component after the disposal. Earnings (loss) per share amounts for both continuing operations and discontinued operations are presented separately on the consolidated statement of operations and net income (loss) from continuing operations and net loss from discontinued operations are reported separately on the consolidated statement of cash flows. Prior period balances are reclassified to conform to the current presentation.

The Company applies judgment in determining whether the criteria for presentation of discontinued operations have been met and uses estimates in the determination of the fair value less costs to sell of the assets held for sale. Should any of the estimates change, or if the actual proceeds of disposal differ from the estimate, it could have a material impact on earnings.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Summary Results of Continuing Operations

Third quarter of Fiscal 2013 compared to the third quarter of Fiscal 2012

The following table sets forth certain unaudited consolidated statement of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts, as well as certain unaudited consolidated balance sheet data, as at December 1, 2012 and November 26, 2011, which is expressed in millions of dollars:

	As at and for the Three Months Ended
					Change Fiscal 2013/2012

	December 1, 2012		November 26, 2011
	(in millions, except for share and per share amounts)
Revenue	$2,727	100.0%	$5,166	100.0%	$(2,439)
Cost of sales	1,897	69.6%	3,759	72.8%	(1,862)

Gross margin	830	30.4%	1,407	27.2%	(577)

Operating expenses

Research and development	393	14.4%	366	7.1%	27
Selling, marketing and administration	487	17.9%	567	11.0%	(80)
Amortization	180	6.6%	146	2.8%	34

	1,060	38.9%	1,079	20.9%	(19)

Operating income (loss)	(230)	(8.5%)	328	6.3%	(558)
Investment income, net	18	0.7%	2	0.0%	16

Income (loss) from continuing operations before income taxes	(212)	(7.8%)	330	6.3%	(542)

Provision for (recovery of) income taxes	(226)	(8.3%)	65	1.2%	(291)

Income from continuing operations	14	0.5%	265	5.1%	(251)

Loss from discontinued operations	(5)	(0.2%)	—	—%	(5)

Net income	$9	0.3%	$265	5.1%	$(256)

Earnings (loss) per share

Basic and diluted earnings per share from continuing operations	$0.03		$0.51		$(0.48)
Basic and diluted loss per share from discontinued operations	$(0.01)		$—		$(0.01)

Total basic and diluted earnings per share	$0.02		$0.51		$(0.49)

Weighted-average number of common shares outstanding (000’s)
Basic	524,160		524,139
Diluted	524,852		524,139

Total assets	$12,639		$14,037		$(1,398)
Total current liabilities	$3,060		$3,564		$(504)
Total long-term liabilities	$237		$276		$(39)
Shareholders’ equity	$9,342		$10,197		$(855)

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Summary

Revenue from continuing operations for the third quarter of fiscal 2013 was $2.7 billion, a decrease of approximately $2.4 billion, or 47%, from $5.2 billion in the third quarter of fiscal 2012. Hardware revenue decreased by $2.5 billion, or 60%, to $1.6 billion, primarily due to lower shipment volumes as a result of the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the third quarter of fiscal 2013 as well as lower average selling prices due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices in advance of the launch of BlackBerry 10 smartphones. The number of BlackBerry handheld devices shipped decreased by approximately 7.2 million, or 51.1%, to approximately 6.9 million in the third quarter of fiscal 2013, compared to approximately 14.1 million in the third quarter of fiscal 2012. The number of BlackBerry PlayBook tablets shipped during the third quarter of fiscal 2013 was approximately 0.3 million, representing an increase of 0.2 million compared to 0.1 million in the third quarter of fiscal 2012. Service revenue increased by $9 million to $974 million in the third quarter of fiscal 2013, which was primarily attributable to an increase in subscriber accounts, substantially offset by a reduction in infrastructure access fees compared to the third quarter of fiscal 2012. Software revenue decreased by $14 million in the third quarter of fiscal 2013 to $64 million as a result of a decrease in BES and CALs revenue. Other revenue increased by $20 million to $62 million in the third quarter of fiscal 2013 compared to the third quarter of fiscal 2012, which was primarily attributable to non-warranty repair revenues.

The Company’s net income from continuing operations for the third quarter of fiscal 2013 was $14 million, a decrease of $251 million compared to net income of $265 million in the third quarter of fiscal 2012. The decrease, which takes into account the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, restructuring charges of $55 million related to the CORE program incurred in the third quarter of fiscal 2013, as well as restructuring charges of $7 million related to the Company’s previous cost optimization program incurred in the third quarter of fiscal 2012, is primarily attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenses and a recovery of income taxes. The Company’s consolidated gross margin in the third quarter of fiscal 2013 was negatively impacted by the lower shipment volumes due to the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the third quarter of fiscal 2013 as well as the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to the third quarter of fiscal 2012.

Basic and diluted earnings per share (“EPS”) from continuing operations were both $0.03 in the third quarter of fiscal 2013 compared to basic and diluted EPS of $0.51 in the third quarter of fiscal 2012, which reflects the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, and charges of $55 million related to the CORE program incurred in the third quarter of fiscal 2013, as well as restructuring charges of $7 million related to the Company’s previous cost optimization program incurred in the third quarter of fiscal 2012. The Company expects to report an operating loss in the fourth quarter of fiscal 2013 as a result of significantly increasing marketing spending in preparation for the launch event of BlackBerry 10, currently expected to occur on January 30, 2013, and due to the continuation of pricing initiatives on BlackBerry 7 handheld devices and infrastructure access fees in order to maintain the subscriber base.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company continues to expect that there will be pressure on operating results in the fourth quarter of fiscal 2013 due to competitive market dynamics, which will impact unit shipment volumes, subscribers and service fees, the expected increase in marketing spending leading up to the launch of BlackBerry 10 and the timing of the BlackBerry 10 launch event, which is expected to occur on January 30, 2013, as the Company is not expecting significant revenues related to BlackBerry 10 devices in the remaining weeks of the fourth quarter of fiscal 2013 following the launch event. Further, sales of BlackBerry 7 devices may be impacted as some customers may defer purchasing decisions and wait for BlackBerry 10 devices.

A more comprehensive analysis of these factors is contained in “Results of Continuing Operations”.

Results of Continuing Operations

Three months ended December 1, 2012 compared to the three months ended November 26, 2011

Revenue

Revenue from continuing operations for the third quarter of fiscal 2013 was $2.7 billion, a decrease of approximately $2.4 billion, or 47%, from $5.2 billion in the third quarter of fiscal 2012.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Three Months Ended
	December 1, 2012		November 26, 2011		Change Fiscal 2013/2012
Millions of BlackBerry handheld devices shipped	6.9		14.1		(7.2)	(51.1%)

Millions of BlackBerry PlayBook tablets shipped	0.3		0.1		0.2	200.0%

Revenue (in millions)

Hardware	$1,627	59.7%	$4,081	79.0%	$(2,454)	(60.1%)
Service	974	35.7%	965	18.7%	9	0.9%
Software	64	2.3%	78	1.5%	(14)	(17.9%)
Other	62	2.3%	42	0.8%	20	47.6%

	$2,727	100.0%	$5,166	100.0%	$(2,439)	(47.2%)

Hardware revenue was $1.6 billion, or 59.7% of consolidated revenue, in the third quarter of fiscal 2013, compared to $4.1 billion, or 79.0% of consolidated revenue, in the third quarter of fiscal 2012, representing a decrease of 60%. This decrease in hardware revenue over the comparable prior fiscal year period was a result of decreased BlackBerry handheld device shipments due to the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the third quarter of

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

fiscal 2013 as well as lower average selling prices due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices in advance of the launch of BlackBerry 10 smartphones. The Company anticipates aggressive pricing to continue to play a major role in the smartphone market for the foreseeable future and therefore plans to continue to use pricing initiatives on BlackBerry 7 handheld devices, which is expected to put downward pressure on revenue, average selling prices and related gross margins for handheld devices for the fourth quarter of fiscal 2013 as the Company continues to work through the transition to BlackBerry 10. In the third quarter of fiscal 2013, 6.9 million Blackberry handheld devices were shipped, which decreased from 14.1 million in the same period in the prior fiscal year due to a number of factors, primarily reflecting the ongoing market challenges, the intense competition RIM is facing across many of its markets, particularly in the United States, as well as the platform and product transition the Company is undertaking. Delays in the introduction of the BlackBerry 10 smartphones have resulted in the current BlackBerry 7 product line being in the market for over one year, which has contributed to declining unit shipments and a loss of market share as some customers await the launch of the new BlackBerry 10 smartphones. The Company’s financial results in the fourth quarter of fiscal 2013 will be impacted given the timing of the BlackBerry 10 launch event, which is expected to occur on January 30, 2013, as the Company is not expecting significant revenues related to BlackBerry 10 devices in the remaining weeks of the fourth quarter of fiscal 2013 following the launch event. Further, sales of BlackBerry 7 devices may be impacted as some customers may defer purchasing decisions and wait for BlackBerry 10 devices. The Company has continued to launch new BlackBerry 7 handhelds in markets such as Latin America and has continued major BlackBerry 7 upgrade programs in Canada, the United States and the United Kingdom and will continue to drive these devices into global carrier and distribution channels in the fourth quarter of fiscal 2013. The Company’s inventory in channels has decreased in the third quarter of fiscal 2013, compared to the second quarter of fiscal 2013. The Company expects that carrier partners will continue to carry less inventory at a given time as they are not replenishing their inventory at the same pace as they have historically.

Outside of North America, overall performance was negatively impacted by pricing pressure due to competitive market dynamics and the aging of the Company’s in-market product portfolio, making growth in international markets increasingly more challenging. The Company has been refreshing the product portfolio by releasing new BlackBerry 7 handheld devices in Asia Pacific and EMEA, as noted above. Results from these launches have been positive and the Company expects these new devices to continue to help re-invigorate sales in these regions.

The number of BlackBerry PlayBook tablets shipped during the third quarter of fiscal 2013 was approximately 0.3 million, representing an increase of 0.2 million units compared to the same period in the prior fiscal year. Overall, BlackBerry PlayBook tablet shipments have experienced lower than anticipated sell-through to end users due mainly to intense competition in the tablet market, especially in the United States. During the third quarter of fiscal 2013, the Company continued its ongoing promotional activities to encourage sell-through of the BlackBerry PlayBook tablets. The Company sold out of the 16G BlackBerry PlayBook tablets in the second quarter of fiscal 2013 and is continuing to sell its 32G and 64G units as well as the 3G plus BlackBerry PlayBook tablet and 4G LTE BlackBerry PlayBook tablet, which launched in the second quarter of fiscal 2013. The Company believes that this strategy will help to manage its inventory and enhance adoption of its QNX-based platform by consumers and enterprises.

Service revenue increased marginally by $9 million, or 0.9%, to $974 million, or 35.7% of consolidated revenue, in the third quarter of fiscal 2013, compared to $965 million, or 18.7% of consolidated revenue, in the third quarter of fiscal 2012. The increase in service revenue reflects the Company’s increase in BlackBerry

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

subscriber accounts since the third quarter of fiscal 2012 in Asia Pacific, Latin America, and EMEA, which was substantially offset by a decrease in subscriber accounts in North America as well as a decrease in average revenue per unit (“ARPU”). The decrease in ARPU resulted from recent pricing reduction programs implemented by the Company to maintain the subscriber base as well as a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans. BlackBerry tiered service plans continued to drive growth in the Company’s subscriber base in the third quarter of fiscal 2013, specifically in the international markets. The overall BlackBerry subscriber base was stable or continued to grow in Asia Pacific, Latin America and EMEA in the third quarter of fiscal 2013, but declined in North America. The total BlackBerry subscriber base was approximately 79 million as at the end of the third quarter of fiscal 2013, a decrease of approximately 1 million since the second quarter of fiscal 2013. The growth in certain international markets was offset by continued weak results in the third quarter of fiscal 2013 in the United States where a 16% decline in the subscriber base has caused service revenue to decline by 12%. The Company expects net subscriber accounts in the United States to remain under pressure and will continue to look to international markets to help maintain the subscriber base as the Company continues to work through the transition to BlackBerry 10. The Company also expects ARPU to continue to decline in the fourth quarter of fiscal 2013 due to the pricing reduction programs and the anticipated mix of the Company’s subscriber base discussed previously. The Company continues to be dissatisfied with the performance of the business in the United States. Please refer to the “Overview – Sources of Revenue” section for further discussion of service revenue and the Company’s subscriber base.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Software revenue, which includes fees from licensed BES software, CALs, technical support, maintenance and upgrades decreased by $14 million, or 17.9%, to $64 million, or 2.3% of consolidated revenue, in the third quarter of fiscal 2013, compared to $78 million, or 1.5% of consolidated revenue, in the third quarter of fiscal 2012. This decrease was primarily attributable to a decrease in BES and CALs revenue.

Other revenue, which includes non-warranty repairs, accessories, licensing revenues and gains and losses on revenue hedging instruments, increased by $20 million to $62 million in the third quarter of fiscal 2013 compared to $42 million in the third quarter of fiscal 2012. The majority of the increase was attributable to increases in non-warranty repair revenues and licensing revenues, partially offset by a decrease in accessories revenue. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, the United Kingdom and Canada comprised approximately 65% of the total consolidated revenue during the third quarter of fiscal 2013. Some of the larger markets comprising the other segment include Indonesia, South Africa and Venezuela. Sales in the United States represented approximately

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

19% of total consolidated revenue during the quarter, a decrease as a percentage of total consolidated revenue compared to the same period in the prior year resulting from shifts in the competitive dynamics within the United States, an aging in-market product portfolio, as well as growth in international markets compared to the third quarter of fiscal 2012. While the Company’s BlackBerry 7 upgrade program is being well received by many of its customers, revenues in the United States have continued to decline and subscriber attrition has remained high due to the intense competition faced by the Company in this market. Sales in the United Kingdom represented approximately 11% of total consolidated revenue and sales in Canada represented the remainder. During the third quarter of fiscal 2013, the Company experienced a significant decrease in its share of the smartphone market in the United States compared to the third quarter of fiscal 2012. Intense competition, the lack of an LTE smartphone product and a high end consumer offering in the United States as well as consumer preferences for devices with access to the broadest number of applications, such as those available in the iOS and Android environments continue to negatively impact the Company’s results in that market. The Company plans to have a broad spectrum of applications available on the BlackBerry 10 platform when it is launched, including games, multimedia, productivity, enterprise and social media applications. Sales in the United States have also been impacted by the significant number of new Android-based competitors that have entered the market. In addition, the increased desire by carriers to sell devices that operate on the new, faster LTE networks being built has also impacted the Company’s market share, as these networks feature faster download speeds and enable carriers to offer higher-value data plans. RIM’s first LTE smartphones are scheduled to be launched with the Company’s first BlackBerry 10 smartphones, in respect of which the launch event is expected to occur on January 30, 2013. The Company expects net subscriber accounts in the United States to remain under pressure pending the launch of BlackBerry 10 and ARPU to continue to decline in the fourth quarter of fiscal 2013, given the pricing reduction programs and the anticipated product mix reflecting growth in lower tiered plans, and will continue to look to international markets to maintain the subscriber base as the Company continues to work through the transition to BlackBerry 10.

RIM has encountered challenges adapting to the BYOD movement as some IT departments that previously required employees to use the BlackBerry wireless solution because of its emphasis on security and reliability, including within the U.S. Department of Defense and other government agencies, are permitting employees to choose devices offered by the Company’s competitors, and this has been reflected through a decrease in the Company’s enterprise subscriber growth rate. To address this evolution of the market, RIM has introduced products to provide manageability and scalability solutions including BlackBerry Enterprise Server Express, BlackBerry Mobile Fusion and BlackBerry Balance, which give IT departments the ability to securely manage BlackBerry devices and other operating system platforms through a single interface and to securely protect corporate data on an employee’s personal smartphone or tablet. RIM expects that the launch of BlackBerry 10 smartphones, in respect of which the launch event is expected to occur on January 30, 2013, will strengthen its position in the BYOD enterprise segment and the Company will also continue to seek partnerships that will further enable RIM to have a complete BYOD offering.

Gross Margin

Consolidated gross margin from continuing operations decreased by $577 million, to $830 million, or 30.4% of consolidated revenue, in the third quarter of fiscal 2013, compared to $1.4 billion, or 27.2% of consolidated revenue, in the third quarter of fiscal 2012. Excluding the impact of charges related to the CORE program incurred in the third quarter of fiscal 2013, of which $32 million was attributable to cost of sales, gross margin decreased by $546 million.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The $546 million decrease in consolidated gross margin was primarily attributable to the lower shipment volumes as a result of the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the third quarter of fiscal 2013 as well as lower average selling prices due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes.

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expense from continuing operations for the quarter ended December 1, 2012, compared to the quarter ended September 1, 2012 and the quarter ended November 26, 2011. The Company believes it is meaningful to provide a comparison between the third quarter of fiscal 2013 and the second quarter of fiscal 2013 given that RIM’s quarterly operating results vary substantially.

	For the Three Months Ended
	(in millions)
	December 1, 2012		September 1, 2012		November 26, 2011
		% of Revenue		% of Revenue		% of Revenue
Revenue	$2,727		$2,861		$5,166

Operating expenses
Research and development	$393	14.4%	$366	12.8%	$366	7.1%
Selling, marketing and administration	487	17.9%	556	19.4%	567	11.0%
Amortization	180	6.6%	180	6.3%	146	2.8%

Total	$1,060	38.9%	$1,102	38.5%	$1,079	20.9%

Operating expenses decreased by $42 million, or 3.8%, to $1.06 billion, or 38.9% of revenue, in the third quarter of fiscal 2013, compared to $1.1 billion, or 38.5% of revenue, in the second quarter of fiscal 2013, primarily attributable to reductions in legal and other expenses as well as reduction in headcount related to the CORE program, partially offset by an increase in salary and bonus levels compared to the second quarter of fiscal 2013.

Operating expenses decreased by $19 million, or 1.8%, compared to $1.08 billion, or 20.9% of revenue, in the third quarter of fiscal 2012, reflecting the lower consolidated revenue in the third quarter of fiscal 2013. Excluding the impact of charges incurred as part of the CORE program during the third quarter of fiscal 2013, of which $23 million were attributable to operating expenditures, and the charges incurred as part of the Company’s previous cost optimization program during the second quarter of fiscal 2012, of which $6 million were attributed to operating expenditures, operating expenses decreased by $36 million. This decrease was due to reductions in materials costs due to fewer new product introductions, a decrease in salaries and benefits as a result of a reduction in headcount and decreases in marketing and advertising spending. The overall decrease was partially offset by an increase in salary and bonus levels compared to the third quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development Expenses

Research and development expenses consist primarily of salaries and benefits for technical personnel, new product development costs, travel, office and building infrastructure costs and other employee costs.

Research and development expenses increased by $27 million to $393 million in the third quarter of fiscal 2013, compared to $366 million in the second quarter of fiscal 2013. Excluding the impact of charges related to the CORE program incurred during the third quarter of fiscal 2013 of $4 million and the charges related to the CORE program incurred during the second quarter of fiscal 2013 of $20 million, that were attributable to research and development expenditures, research and development expenses increased by $43 million, which was primarily attributable to increases in salaries and benefits as a result of higher salary and bonus levels compared to the second quarter of fiscal 2013 as well as an increase in headcount. Research and development related headcount increased by approximately 125 individuals, or 2%, compared to the second quarter of fiscal 2013.

Research and development expenses increased by $27 million or 7% in the third quarter of fiscal 2013, compared to $366 million in the third quarter of fiscal 2012. Excluding the impact of charges incurred as part of the CORE program during the third quarter of fiscal 2013, of which $4 million were attributable to research and development expenditures, and the charges incurred as part of the Company’s previous cost optimization program during the second quarter of fiscal 2012, of which $3 million were attributed to research and development expenditures, research and development expenses increased by $26 million. This increase was primarily attributable to an increase in salary and bonus levels compared to the third quarter of fiscal 2012, offset by a reduction in materials costs due to fewer new product introductions as well as a reduction in headcount. Research and development related headcount decreased by approximately 554 individuals, or 7%, compared to the third quarter of fiscal 2012. The Company expects further headcount reductions in certain functional areas within research and development in the fourth quarter of fiscal 2013.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses consist primarily of marketing, advertising and promotion, salaries and benefits, external advisory fees, information technology costs, office and related staffing infrastructure costs and travel expenses.

Selling, marketing and administration expenses decreased by $69 million to $487 million in the third quarter of fiscal 2013 compared to $556 million for the second quarter of fiscal 2013. Excluding the impact of charges related to the CORE program incurred during the third quarter of fiscal 2013, of which $19 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the CORE program during the second quarter of fiscal 2013, of which $48 million was attributable to selling, marketing and administration, selling marketing and administration expenses decreased by $40 million. The $40 million decrease was primarily attributable to reductions in legal and other expenses as well as a reduction in headcount, partially offset by an increase in salary and bonus levels compared to the second quarter of fiscal 2013. Selling, marketing and administration related headcount decreased by approximately 744 individuals, or 12%, compared to the second quarter of fiscal 2013.

Selling, marketing and administration expenses decreased by $80 million in the third quarter of fiscal 2013 compared to $567 million in the third quarter of fiscal 2012. Excluding the impact of time charges incurred as

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

part of the CORE program during the third quarter of fiscal 2013, of which $19 million was attributable to selling, marketing and administration expenditures, and the charges incurred as part of the Company’s previous cost optimization program during the third quarter of fiscal 2012, of which $3 million was attributable to selling marketing and administration expenditures, selling, marketing and administration expenses decreased by $96 million. This decrease was primarily attributable to cost savings related to vendor contracts and consulting services and a reduction in headcount related to the CORE program, which was partially offset by higher salary and bonus levels compared to the third quarter of fiscal 2012. Headcount related to selling, marketing and administration functions decreased by approximately 1,718 individuals, or 24%, as compared to the third quarter of fiscal 2012. The Company expects further headcount reductions in these functional areas in the remainder of fiscal 2013.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the third quarter of fiscal 2013 compared to the third quarter of fiscal 2012. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Three Months Ended
	(in millions)
	Included in Amortization			Included in Cost of Sales
	December 1, 2012	November 26, 2011	Change	December 1, 2012	November 26, 2011	Change
Property, plant and equipment	$103	$92	$11	$87	$83	$4
Intangible assets	77	54	23	263	196	67

Total	$180	$146	$34	$350	$279	$71

Amortization

Amortization expense relating to certain property, plant and equipment and intangible assets increased by $34 million to $180 million for the third quarter of fiscal 2013, compared to $146 million for the comparable period in fiscal 2012, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last four quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $71 million to $350 million for the third quarter of fiscal 2013, compared to $279 million for the comparable period in fiscal 2012. This increase primarily reflects the impact of renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the last four quarters.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income

Investment income increased by $16 million to $18 million in the third quarter of fiscal 2013, from $2 million in the third quarter of fiscal 2012. The increase in investment income is a result of a gain on the sale of the Company’s claim on Lehman Brothers International (Europe) (“LBIE”) trust assets which had previously been impaired in fiscal 2011, the reversal of previously-accrued interest expense on the resolution of uncertain tax positions, and interest received on refunds as a result of the resolution of those uncertain tax positions. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the third quarter of fiscal 2013, the Company’s income tax recovery from continuing operations was $226 million, resulting in an effective tax rate of approximately 106.5%, compared to income tax expense of $65 million and an effective tax rate of approximately 20% for the same period in the prior fiscal year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The higher effective tax rate in the third quarter of fiscal 2013 reflects the favourable impacts of the $152 million settlement of uncertain tax positions in the third quarter of fiscal 2013 that resulted from prior restructuring of the Company’s international operations, carrying operating losses back to prior periods with higher effective tax rates and the effect of tax incentives on earnings.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Income

The Company’s net income from continuing operations for the third quarter of fiscal 2013 was $14 million, a decrease of $251 million compared to net income of $265 million in the third quarter of fiscal 2012. The decrease, which takes into account the impact of an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, restructuring charges of $55 million related to the CORE program incurred in the third quarter of fiscal 2013, as well as restructuring charges of $7 million related to the Company’s previous cost optimization program incurred in the third quarter of fiscal 2012, is primarily attributable to a decrease in the Company’s gross margin, partially offset by a reduction in operating expenses and a recovery of income taxes. The Company’s consolidated gross margin in the third quarter of fiscal 2013 was negatively impacted by the lower shipment volumes as a result of the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the third quarter of fiscal 2013 as well as lower average selling prices due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to the third quarter of fiscal 2012.

Basic and diluted EPS from continuing operations were both $0.03 in the third quarter of fiscal 2013, compared to basic EPS and diluted EPS from continuing operations of $0.51 in the third quarter of fiscal 2012.

The weighted average number of shares outstanding was 524 million common shares for basic EPS and 525 million for diluted EPS for the third quarter of fiscal 2013, compared to 524 for both basic and diluted EPS for the third quarter of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Company believes it is extremely important to focus on maintaining sales of its BlackBerry 7 handheld devices ahead of its BlackBerry 10 launch, in respect of which the launch event is expected to occur on January 30, 2013. In order to drive increased demand for BlackBerry 7 products and services in the United States, the Company continued the targeted marketing and sales program that commenced in the first quarter of fiscal 2013 to aggressively incentivize sales of BlackBerry 7 handheld devices through the implementation of programs to drive upgrades from older BlackBerry products to BlackBerry 7 handheld devices and to attract first-time smartphone buyers to BlackBerry. This created downward pressure on financial results in the third quarter of fiscal 2013 and is expected to create further pressure on financial results in the fourth quarter of fiscal 2013 as the Company invests in an attempt to maintain and grow the BlackBerry brand and awareness of the BlackBerry 7 product family in advance of the launch of BlackBerry 10. The Company has also increased its spending on advertising and promotional activities in a number of key international markets. The Company anticipates that these investments will also lay the groundwork for the launch of its BlackBerry 10 smartphones. See “Cautionary Note Regarding Forward-Looking Statements”.

As noted above, the Company is in the process of completing the largest platform and organizational transition in its history, with a view to better position the Company to achieve growth and to continue to be a leading company in the wireless communications industry. As part of the ongoing efforts, the Company is also re-evaluating its product portfolio, operations, manufacturing and research and development strategy. The Company has implemented various initiatives related to the CORE program, as discussed above, and expects to incur total restructuring and related charges of approximately $250 million by the end of fiscal 2013, primarily associated with the global workforce reduction.

The Company expects the fourth quarter of fiscal 2013 to continue to be very challenging for its business based on the increasing competitive environment as well as the Company’s continued pricing initiatives on its aging portfolio of BlackBerry 7 handheld devices and monthly infrastructure access fees. Also, the Company plans to increase marketing spending significantly in preparation for the BlackBerry 10 launch, in respect of which the launch event is currently expected to occur on January 30, 2013. As a result, the Company expects to report an operating loss in the fourth quarter of fiscal 2013 as RIM continues to work through the transition to BlackBerry 10. This outlook excludes the impact of charges related to the CORE program. The Company expects that there will be continued pressure on operating results for the fourth quarter of fiscal 2013 based on the factors described above and the timing of the BlackBerry 10 launch event, which is expected to occur on January 30, 2013, as the Company is not expecting significant revenues related to BlackBerry 10 devices in the remaining weeks of the fourth quarter of fiscal 2013 following the launch event. Further, sales of BlackBerry 7 devices may be impacted as some customers may defer purchasing decisions and wait for BlackBerry 10 devices. See “Cautionary Note Regarding Forward-Looking Statements”.

Common Shares Outstanding

On December 14, 2012, there were 524 million voting common shares, options to purchase 7.6 million voting common shares, 15.5 million restricted share units and 0.3 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Nine months ended December 1, 2012 compared to the nine months ended November 26, 2011

The following table sets forth certain unaudited consolidated statements of operations data, which is expressed in millions of dollars, for the periods indicated, except for share and per share amounts:

	For the Nine Months Ended
	December 1, 2012		November 26, 2011		Change Fisc al 2013/2012
	(in millions, except for share and per share a mounts)
Revenue	$8,396	100.0%	$14,242	100.0%	$(5,846)
Cost of sales (1)	6,036	71.9%	9,067	63.7%	(3,031)

Gross margin	2,360	28.1%	5,175	36.3%	(2,815)

Operating expenses

Research and development (1)	1,126	13.5%	1,170	8.2%	(44)
Selling, marketing and administration (1)	1,589	18.9%	1,954	13.7%	(365)
Amortization	533	6.3%	419	2.9%	114
Impairment of goodwill	335	4.0%	—	—	335

	3,583	42.7%	3,543	24.8%	40

Operating income (loss)	(1,223)	(14.6%)	1,632	11.5%	(2,855)
Investment income , net	21	0.3%	16	0.1%	5

Income (loss) from continuing operations before income taxes	(1,202)	(14.3%)	1,648	11.6%	(2,850)
Provision for (recovery of) income taxes	(480)	(5.7%)	359	2.5%	(839)
Income (loss) from continuing operations	(722)	(8.6%)	1,289	9.1%	(2,011)

Loss from discontinued operations, net of tax	(22)	(0.3%)	—	—	(22)

Net income (loss)	$(744)	(8.9%)	$1,289	9.1%	$(2,033)

Earnings (loss) per share
Basic and diluted earnings (loss) per share from continuing operations	$(1 .38)		$2.46		$(3 .84)
Basic and diluted loss per share from discontinued operations	$(0 .04)		$—		$(0 .04)

Total basic and diluted earnings (loss) per share	$(1 .42)		$2.46		$(3 .88)

Weighted -average number of common shares outstanding (000’s)
Basic	524,160		524,079
Diluted	525,541		524,279

(1)

Cost of sales, research and development and selling, marketing and administration expenses included approximately $191 million in total pre-tax charges related to the CORE program to streamline operations

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

across the Company during the first nine months of fiscal 2013. Included in cost of sales, research and development, and selling, marketing and administration expenses for the first nine months of fiscal 2013 was approximately $100 million, $24 million and $67 million, respectively, of charges incurred as a result of the CORE program, related primarily to employee termination benefits and manufacturing costs.

Revenue

Revenue from continuing operations for the first nine months of fiscal 2013 was $8.4 billion, a decrease of $5.8 billion, or 41%, from $14.2 billion in the first nine months of fiscal 2012.

A comparative breakdown of the significant revenue streams is set forth in the following table:

	For the Nine Months Ended
	December 1, 2012		November 26, 2011		Change Fiscal 2013/2012
Millions of BlackBerry handheld devices sold	22.1		37.9		(15.8)	(41.7%)

Millions of BlackBerry PlayBook tablets sold	0.7		0.8		(0.1)	(13%)

Revenue (in millions)

Hardware	$5,008	59.6%	$10,929	76.7%	$(5,921)	(54.2%)
Service	2,964	35.3%	2,941	20.7%	23	0.8%
Software	198	2.4%	238	1.7%	(40)	(16.8%)
Other	226	2.7%	134	0.9%	92	68.7%

	$8,396	100.0%	$14,242	100.0%	$(5,846)	(41.0%)

Hardware revenue decreased by $5.9 billion, or 54.2%, to $5.0 billion, or 59.6% of consolidated revenue, in the first nine months of fiscal 2013 compared to $10.9 billion, or 76.7% of consolidated revenue, in the first nine months of fiscal 2012. This decrease in hardware revenue over the prior fiscal year was primarily attributable to a decrease in the volume of BlackBerry handheld devices shipped by approximately 15.8 million, to approximately 22.1 million BlackBerry handheld devices in the first nine months of fiscal 2013, compared to approximately 37.9 million BlackBerry handheld devices shipped in the first nine months of fiscal 2012, as a result of the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the first nine months of fiscal 2013. The decrease is also attributable to a decrease in average selling prices due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices. As discussed previously, BlackBerry handheld device shipments were impacted by the highly competitive environment in North America during the first nine months of fiscal 2013 compared to the first nine months of fiscal 2012. BlackBerry handheld device shipments were positively impacted during the first nine months of fiscal 2013 by continued growth in international markets when compared to the first nine months of fiscal 2012 primarily due to the continued focus and development of prepaid markets and tiered pricing plan offerings. In addition, the number of BlackBerry PlayBook tablets shipped was 0.7 million units in the first nine months of fiscal 2013, compared to 0.8 million in the first nine months of fiscal 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Service revenue increased marginally by $23 million, or 0.8%, to $3.0 billion and comprised 35.3% of consolidated revenue in the first nine months of fiscal 2013 compared to $2.9 billion, or 20.7% of consolidated revenue, in the first nine months of fiscal 2012. The increase is primarily attributable to the Company’s increase in BlackBerry subscriber accounts since the third quarter of fiscal 2012 in Asia Pacific, Latin America, and EMEA, which was substantially offset by a decrease in subscriber accounts in North America, a decrease in ARPU related to recent pricing reduction programs implemented by the Company to maintain the subscriber base and a shift in the mix of the Company’s subscriber base from higher tiered unlimited plans to prepaid and lower tiered plans.

Software revenue decreased $40 million, or 16.8%, to $198 million in the first nine months of fiscal 2013 from $238 million in the first nine months of fiscal 2012. The decrease was attributable to a decline in revenue generated by the Company’s acquired subsidiaries and a decrease in CALs and BES revenue.

Other revenue increased by $92 million to $226 million in the first nine months of fiscal 2013 compared to $134 million in the first nine months of fiscal 2012. The majority of the increase was attributable to gains realized from revenue hedging instruments in contrast to a net loss realized in the same period in the prior fiscal year, which was partially offset by a decrease in non-warranty repair revenue. See “Market Risk of Financial Instruments – Foreign Exchange” for additional information on the Company’s hedging instruments.

Sales outside the United States, United Kingdom and Canada comprised approximately 62% of the total consolidated revenue during the first nine months of fiscal 2013. Sales in the United States represented approximately 22% of total consolidated revenue during the first nine months of fiscal 2013, a decrease as a percentage of total consolidated revenue resulting from the factors described above and continuous growth in international markets when compared to the first nine months of fiscal 2012. Sales in the United Kingdom represented approximately 11% of total consolidated revenue and sales in Canada represented the remainder.

Gross Margin

Consolidated gross margin from continuing operations decreased by $2.8 billion, or 54.4%, to $2.4 billion, or 28.1% of consolidated revenue, in the first nine months of fiscal 2013, compared to $5.2 billion, or 36.3% of consolidated revenue, in the same period of the previous fiscal year. Excluding the impact of charges related to the CORE program that the Company incurred during the first nine months of fiscal 2013, of which $100 million was attributable to cost of sales, and the charges related to the Company’s previous cost optimization program that the Company incurred during the first nine months of fiscal 2012, of which $14 million was attributable to cost of sales, consolidated gross margin decreased by $2.7 billion. The year-over-year decline in consolidated gross margin was primarily attributable to lower handheld shipment volumes as a result of the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the first nine months of fiscal 2013 as well as lower average selling prices due to the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain higher fixed costs, including licensing costs, over lower shipment volumes. Gross margin percentage for BlackBerry handheld devices and BlackBerry PlayBook tablets are generally lower than the Company’s consolidated gross margin percentage.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Expenses

The table below presents a comparison of research and development, selling, marketing and administration, and amortization expenses from continuing operations for the nine months ended December 1, 2012, compared to the nine months ended November 26, 2011.

	For the Nine Months Ended (in millions)
	December 1, 2012		November 26, 2011		Change Fiscal 2013/2012
		% of Revenue		% of Revenue		% of Change
Revenue	$8,396		$14,242		$(5,846)	(41.0%)

Operating expenses
Research and development (1)	$1,126	13.5%	$1,170	8.2%	$(44)	(3.8%)
Selling, marketing and administration (1)	1,589	18.9%	1,954	13.7%	(365)	(18.7%)
Amortization	533	6.3%	419	2.9%	114	27.2%
Impairment of goodwill	335	4.0%	—	—	335	100.0%

Total	$3,583	42.7%	$3,543	24.8%	$40	1.1%

(1)

Research and development and selling, marketing and administration expenses for the nine months ended December 1, 2012 included charges of approximately $24 million and $67 million, respectively, related to the CORE program.

Research and Development Expenses

Research and development expenses decreased by $44 million to $1.1 billion, or 13.5% of consolidated revenue, in the first nine months of fiscal 2013, compared to $1.2 billion, or 8.2% of consolidated revenue, in the first nine months of fiscal 2012. The decrease relates to a reduction in material costs due to less new product introductions as well as reductions in travel costs and headcount related to the CORE program. The decrease was partially offset by an increase in salary and bonus levels compared to the first nine months of fiscal 2012.

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses decreased by $365 million to $1.6 billion for the first nine months of fiscal 2013 compared to $2.0 billion for the comparable period in fiscal 2012. As a percentage of revenue, selling, marketing and administration expenses increased to 18.9% in the first nine months of fiscal 2013 versus 13.7% in the first nine months of fiscal 2012. Excluding the impact of the charges related to the CORE program during the third quarter of fiscal 2013, of which $67 million was attributable to selling, marketing and administration expenditures, and the charges related to the Company’s previous cost

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

optimization program that the Company incurred during the second quarter of fiscal 2012, of which $89 million was attributable to selling, marketing and administration expenditures, selling marketing and administration expenses decreased by $343 million. The $343 million decrease is attributable to reductions in marketing and advertising spending and headcount related to the CORE program.

The increase in selling, marketing and administration expenses as a percentage of revenue reflects the lower consolidated revenue in the third quarter of fiscal 2013, offset by a reduction in headcount implemented as part of the CORE program and the Company’s previous cost optimization program since the third quarter of fiscal 2012.

Amortization Expense

The table below presents a comparison of amortization expense relating to property, plant and equipment and intangible assets recorded as amortization or cost of sales from continuing operations for the nine months ended December 1, 2012 compared to the nine months ended November 26, 2011. Intangible assets are comprised of patents, licenses and acquired technology.

	For the Nine Months Ended
	(in millions)
	Included in Amortization			Included in Cost of Sales
	December 1, 2012	November 26, 2011	Change	December 1, 2012	November 26, 2011	Change
Property, plant and equipment	$299	$264	$35	$253	$224	$29
Intangible assets	234	155	79	738	491	247

Total	$533	$419	$114	$991	$715	$276

Amortization

Amortization expense relating to certain property, plant and equipment and certain intangible assets increased by $114 million to $533 million in the first nine months of fiscal 2013 compared to $419 million for the comparable period in fiscal 2012, which primarily reflects the impact of certain property, plant and equipment and intangible asset additions made over the last several quarters.

Cost of sales

Amortization expense relating to certain property, plant and equipment and certain intangible assets employed in the Company’s manufacturing operations and BlackBerry service operations increased by $276 million to $991 million in the first nine months of fiscal 2013 compared to $715 million for the comparable period in fiscal 2012. This increase primarily reflects the impact of renewed or amended licensing agreements and certain property, plant and equipment asset additions made over the last several quarters.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Investment Income

Investment income increased by $5 million to $21 million in the first nine months of fiscal 2013, from $16 million in the comparable period of fiscal 2012. The increase primarily reflects a gain on the sale of the Company’s claim on LBIE trust assets which had previously been impaired in fiscal 2011, the reversal of previously-accrued interest expense on the resolution of uncertain tax positions, and interest received on refunds as a result of the resolution of those uncertain tax positions, net of decreases in the Company’s average yield and the recording of the Company’s portion of investment losses in its equity-based investments during the first nine months of fiscal 2013. See “Financial Condition - Liquidity and Capital Resources”.

Income Taxes

For the first nine months of fiscal 2013, the Company’s income tax recovery was $480 million, resulting in an effective tax rate of 39.9%, compared to income tax expense of $359 million and an effective tax rate of 21.8% for the same period in the prior fiscal year. The Company’s effective tax rate reflects the geographic mix of earnings in jurisdictions with different tax rates. The higher effective tax rate in the first nine months of fiscal 2013 primarily reflects the favourable impacts of the $152 million settlement of uncertain tax positions in the third quarter of fiscal 2013 that resulted from prior restructuring of the Company’s international operations, carrying operating losses back to prior periods with higher effective tax rates and the effect of tax incentives on earnings offset by the unfavourable impact of the goodwill impairment charge incurred in the first quarter of fiscal 2013.

The Company has not provided for Canadian income taxes or foreign withholding taxes that would apply on the distribution of the earnings of its non-Canadian subsidiaries, as these earnings are intended to be reinvested indefinitely by these subsidiaries.

Net Loss

The Company’s net loss from continuing operations for the first nine months of fiscal 2013 was $722 million, a decrease of $2.0 billion compared to net income of $1.29 billion in the first nine months of fiscal 2012. Excluding the impact of approximately $191 million in restructuring charges related to the CORE program, an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, that the Company incurred during the first nine months of fiscal 2013, as well as approximately $126 million in restructuring charges related to the Company’s previous cost optimization program that the Company incurred during the first nine months of fiscal 2012, the Company’s net income decreased by $2.1 billion. The $2.1 billion decrease in net income in the first nine months of fiscal 2013 primarily reflects a decrease in the Company’s gross margin, negatively impacted by the lower shipment volumes due to the Company’s aging product portfolio in a very competitive environment with multiple competitors introducing new devices in the first nine months of fiscal 2013 as well as the continuation of pricing initiatives to drive sell-through for BlackBerry 7 handheld devices and the impact of allocating certain fixed costs, including licensing costs, to lower shipment volumes, compared to the first nine months of fiscal 2012. In addition, a goodwill impairment charge recorded in the first quarter of fiscal 2013 in the amount of $335 million contributed to the decrease in net income compared to the same period of fiscal 2012. This overall decrease in net income was partially offset by a decrease of $673 million in the provision for income taxes.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Basic loss per share and diluted loss per share from continuing operations were both $1.38 in the first nine months of fiscal 2013, a decrease of 156.1%, compared to basic and diluted EPS from continuing operations of $2.46 in the first nine months of fiscal 2012.

The weighted average number of shares outstanding was 524 million common shares for basic loss per share and 526 million common shares for diluted loss per share for the nine months ended December 1, 2012, compared to 524 million for both basic and diluted EPS for the nine months ended November 26, 2011, respectively.

Common Shares Outstanding

On December 14, 2012, there were 524 million voting common shares, options to purchase 7.6 million voting common shares, 15.5 million restricted share units and 0.3 million deferred share units outstanding.

The Company has not paid any cash dividends during the last three fiscal years.

Selected Quarterly Financial Data

The following table sets forth RIM’s unaudited quarterly consolidated results of operations data for each of the eight most recent quarters, including the quarter ended December 1, 2012. The information in the table below has been derived from RIM’s unaudited interim consolidated financial statements that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements of the Company and include all adjustments necessary for a fair presentation of information when read in conjunction with the audited consolidated financial statements of the Company. RIM’s quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of results for any future quarter.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

	Fiscal Year 2013				Fiscal Year 2012		Fiscal Year 2011
	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
	(in millions, except per share data)
Revenue	$2,727	$2,861	$2,808	$4,181	$5,166	$4,168	$4,908	$5,556	$5,495

Gross margin	$830	$744	$786	$1,400	$1,407	$1,612	$2,156	$2,453	$2,394
Operating expenses	1,060	1,102	1,421	1,535	1,079	1,205	1,259	1,213	1,138
Investment income (loss), net	18	—	3	5	2	7	7	3	(11)

Income (loss) from continuing operations, before income taxes	(212)	(358)	(632)	(130)	330	414	904	1,243	1,245
Provision for (recovery of) income taxes	(226)	(129)	(122)	(9)	65	85	209	309	334

Income (loss) from continuing operations	$14	$(229)	$(510)	$(121)	$265	$329	$695	$934	$911

Loss from discontinued operations, net of tax	(5)	(6)	(8)	(4)	—	—	—	—	—

Net income (loss)	$9	$(235)	$(518)	$(125)	$265	$329	$695	$934	$911

Earnings (loss) per share
Basic earnings (loss) per share from continuing operations	$0.03	$(0.44)	$(0.97)	$(0.23)	$0.51	$0.63	$1.33	$1.79	$1.74
Basic loss per share from discontinued operations	$(0.01)	$(0.01)	$(0.02)	$(0.01)	$—	$—	$—	$—	$—

Total basic earnings (loss) per share	$0.02	$(0.45)	$(0.99)	$(0.24)	$0.51	$0.63	$1.33	$1.79	$1.74

Diluted earnings (loss) per share from continuing operations	$0.03	$(0.44)	$(0.97)	$(0.23)	$0.51	$0.63	$1.33	$1.78	$1.74
Diluted loss per share from discontinued operations	$(0.01)	$(0.01)	$(0.02)	$(0.01)		$—	$—	$—	$—

Total diluted earnings (loss) per share	$0.02	$(0.45)	$(0.99)	$(0.24)	$0.51	$0.63	$1.33	$1.78	$1.74

Research and development	$393	$366	$367	$386	$366	$381	$423	$383	$357
Selling, marketing and administration	487	556	547	646	567	683	704	705	666
Amortization	180	180	172	148	146	141	132	125	115
Impairment of Goodwill	—	—	335	355	—	—	—	—	—

Operating expenses	$1,060	$1,102	$1,421	$1,535	$1,079	$1,205	$1,259	$1,213	$1,138

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Financial Condition

Liquidity and Capital Resources

Cash, cash equivalents, and investments increased by $838 million to $2.9 billion as at December 1, 2012 from $2.1 billion as at March 3, 2012. The majority of the Company’s cash, cash equivalents, and investments are denominated in U.S. dollars as at December 1, 2012.

A comparative summary of cash, cash equivalents, and investments is set out below:

	As at (in millions)
	December 1, 2012	March 3, 2012	Change
Cash and cash equivalents	$1,910	$1,516	$394
Short-term investments	821	247	574
Long-term investments	207	337	(130)

Cash, cash equivalents, and investments	$2,938	$2,100	$838

The change in cash and cash equivalents is primarily due to net cash flows provided by operating activities, partially offset by net cash flows used in investing activities, as set out below:

	For the Nine Months Ended (in millions)
	December 1, 2012	November 26, 2011
Net cash flows provided by (used in):
Operating activities	$2,093	$1,857
Investing activities	(1,665)	(2,371)
Financing activities	(35)	(143)
Effect of foreign exchange gain (loss) on cash and cash equivalents	1	(16)

Net increase (decrease) in cash and cash equivalents	$394	$(673)

Cash flows for the nine months ended December 1, 2012

Operating Activities

Net cash flows provided by operating activities were $2.1 billion for the first nine months of fiscal 2013 compared to net cash flows provided by operating activities of $1.9 billion in the first nine months of fiscal 2012. The increase was mainly attributable to net changes in working capital as well as an income tax benefit of $166 million related to the settlement of uncertain tax positions, including related interest and foreign exchange gains, partially offset by lower net income compared to the same period in the prior fiscal year.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The table below summarizes the current assets, current liabilities, and working capital of the Company:

	As at (in millions)
	December 1, 2012	November 26, 2011	Change
Current assets	$6,826	$7,197	$(371)
Current liabilities	3,060	3,564	(504)

Working capital	$3,766	$3,633	$133

The decrease in current assets of $371 million at the end of the third quarter of fiscal 2013 from the end of the third quarter of fiscal 2012 was primarily due to a decrease in accounts receivable and inventories. This is partially offset by an increase in cash and cash equivalents, short-term investments and income tax receivable, of $787 million, $637 million and $333 million, respectively.

At December 1, 2012, accounts receivable was $2.2 billion, a decrease of $1.8 billion from November 26, 2011. The decrease was primarily due to a decrease in revenue during the third quarter of fiscal 2013, which was partially offset by an increase in days sales outstanding to 72 days in the third quarter of fiscal 2013 from 69 days at the end of the third quarter of fiscal 2012.

Inventories decreased by $411 million at the end of the third quarter of fiscal 2013 compared to the same period in the prior fiscal year, reflecting a decrease in the amount of BlackBerry smartphone and BlackBerry PlayBook tablets held in inventory as a result of improved supply chain efficiency compared to the third quarter of fiscal 2012.

The decrease in current liabilities of $504 million at the end of the third quarter of fiscal 2013 from the end of the third quarter of fiscal 2012 was primarily due to decreases in accounts payable and accrued liabilities, partially offset by an increase in deferred revenue. As at December 1, 2012, accounts payable and accrued liabilities were $661 million and $1.8 billion, respectively. The overall decrease in accounts payable and accrued liabilities of $864 billion from the end of the third quarter of fiscal 2012 was primarily attributable to decreases in warranty, rebate and co-operative marketing accruals related to lower unit shipment volumes as well as the timing of purchases during the third quarter of fiscal 2013 compared to the third quarter of fiscal 2012.

Investing Activities

During the nine months ended December 1, 2012, cash flows used in investing activities were $1.7 billion and included intangible asset additions of $770 million, cash flows used in transactions involving the proceeds on sale or maturity of short-term and long-term investments, net of the costs of acquisitions in the amount of $465 million, acquisitions of property, plant and equipment of $325 million and business acquisitions of $105 million. For the same period of the prior fiscal year, cash flows used in investing activities were $2.4 billion and included intangible asset additions of $1.2 billion, acquisitions of other assets of $779 million related to the purchase of Nortel patents and patent applications, acquisitions of property, plant and equipment additions of $713 million, and business acquisitions of $226 million, offset by cash flows provided by transactions involving the proceeds on sale or maturity of short-term investments and long-term investments, net of the costs of acquisitions, in the amount of $525 million.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

During the nine months ended December 1, 2012, the additions to intangible assets primarily consisted of payments relating to amended or renewed licensing agreements, as well as agreements with third parties for the use of intellectual property, software, messaging services and other BlackBerry-related features and intangible assets associated with business acquisitions. The decrease in property, plant and equipment spending for the first nine months of fiscal 2013 was primarily due to the cost saving initiatives of the CORE program, reflecting the Company’s targeted investment approach in research and development and manufacturing, as well as its continued investment in network infrastructure, which remains a strategic priority for the Company. In the fourth quarter of fiscal 2013, the Company expects capital expenditures to be less than $100 million.

Financing Activities

Cash flows used in financing activities were $35 million for the first nine months of fiscal 2013 and were in connection with the Company’s stock compensation program.

Aggregate Contractual Obligations

The following table sets out aggregate information about the Company’s contractual obligations and the periods in which payments are due as at December 1, 2012:

	(in millions)
	Total	Less than One Year	One to Three Years	Four to Five Years	Greater than Five Years
Operating lease obligations	$307	$78	$84	$66	$79
Purchase obligations and commitments	4,453	4,453	—	—	—

Total	$4,760	$4,531	$84	$66	$79

Purchase obligations and commitments amounted to approximately $4.8 billion as at December 1, 2012, with purchase orders with contract manufacturers representing approximately $4.5 billion of the total. The Company also has commitments on account of capital expenditures of approximately $6 million included in this total, primarily for manufacturing and information technology, including service operations. The remaining balance consists of purchase orders or contracts with suppliers of raw materials, as well as other goods and services utilized in the operations of the Company including payments on account of licensing agreements. The expected timing of payments and actual amounts to be paid for these purchase obligations and commitments is estimated based upon current information and the Company’s existing contractual arrangements with suppliers. The timing of payments and actual amounts paid may differ from estimates depending upon the timing of receipt of goods and services, changes to agreed-upon amounts for certain obligations and payment terms or changes to the contractual relationships between the Company and its suppliers. The Company’s purchase obligations and commitments generally increase or decrease along with the demand for the Company’s products, or as new service offerings are either launched or exited.

The Company has not paid any cash dividends in the last three fiscal years.

On September 25, 2012, the Company replaced its existing $500 million senior unsecured revolving credit facility with a syndicate of commercial banks with a $500 million senior secured revolving credit facility (the “Facility”) for working capital and general corporate purposes with the same syndicate. The Facility, which is

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

subject to certain financial covenants, expires on September 6, 2013, is secured by accounts receivable and inventory of the Company and certain of its subsidiaries. The Company has provided collateral of approximately $5 million for its outstanding letters of credit as of December 1, 2012. The collateral is held with one of the Company’s banking partners and is recorded within short term investments.

Cash, cash equivalents, and investments were $2.9 billion as at December 1, 2012 and the Company currently expects its cash position to be substantially higher than the approximately $2.1 billion the Company held at the beginning of fiscal 2013, including the funding of all restructuring charges. The Company also expects to incur total restructuring related charges and cash funding requirements associated with the CORE program of approximately $250 million by the end of fiscal 2013, including the $191 million incurred to date, primarily associated with the global workforce reduction. These reductions and other cost reduction initiatives that the Company is implementing are expected to reduce the Company’s need for operating cash going forward. Management is focused on maintaining appropriate cash balances, efficiently managing working capital balances and the significant reduction in capital investments through the CORE program and continues to evaluate the liquidity needs for the business as it evolves. In addition, the Company expects to pursue more opportunities to attain further cost savings in the coming fiscal quarters as it pursues new ways to drive greater efficiencies. Based on its current financial projections, the Company believes its financial resources, together with expected future operating cash generating activities and available borrowings under the Facility, or access to other potential financing arrangements, should be sufficient to meet funding requirements for current financial commitments, for future operating expenditures not yet committed and also provide the necessary financial capacity for the foreseeable future. As noted above, the Company’s expectations with respect to its cash position and future liquidity are forward-looking statements that are subject to the inherent risk of difficulties in forecasting RIM’s financial results for future periods, particularly over longer periods, given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. See “Cautionary Statement Regarding Forward-Looking Statements” and the “Risk Factors” section of RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F for the fiscal year ended March 3, 2012, including the risk factor titled “The Company’s ability to maintain or increase its cash balance could be adversely affected by its ability to offer competitive products and services in a timely manner at competitive prices.”

The Company does not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K under the Securities Exchange Act of 1934, as amended, or under applicable Canadian securities laws.

Legal Proceedings

The Company is involved in litigation in the normal course of its business, both as a defendant and as a plaintiff. The Company is subject to a variety of claims (including claims related to patent infringement, purported class actions and other claims in the normal course of business) and may be subject to additional claims either directly or through indemnities against claims that it provides to certain of its partners and customers. In particular, the industry in which the Company competes has many participants that own, or claim to own, intellectual property, including participants that have been issued patents and may have filed patent applications or may obtain additional patents and proprietary rights for technologies similar to those used by the Company in its products. The Company has received, and may receive in the future, assertions and claims from third parties that the Company’s products infringe on their patents or other intellectual

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

property rights. Litigation has been and will likely continue to be necessary to determine the scope, enforceability and validity of third-party proprietary rights or to establish the Company’s proprietary rights. Regardless of whether claims against the Company have merit, those claims could be time-consuming to evaluate and defend, result in costly litigation, divert management’s attention and resources, subject the Company to significant liabilities and could have the other effects that are described in greater detail under “Risk Factors – Risks Related to Intellectual Property” and “Risk Factors – Risks Related to the Company’s Business and its Industry - The Company is subject to general commercial litigation, class action and other litigation claims as part of its operations, and it could suffer significant litigation expenses in defending these claims and could be subject to significant damage awards or other remedies” in RIM’s Annual Information Form for the fiscal year ended March 3, 2012, which is included in RIM’s Annual Report on Form 40-F.

Management reviews all of the relevant facts for each claim and applies judgment in evaluating the likelihood and, if applicable, the amount of any potential loss. Where it is considered probable for a material exposure to result and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome. The Company does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated. Any settlements or awards under such claims are provided for when reasonably determinable.

A description of certain of the Company’s legal proceedings is included in RIM’s Annual Information Form under “Legal Proceedings and Regulatory Actions”. The following is a summary of developments in the third quarter of fiscal 2013 and through December 21, 2012, and should be read in conjunction with the description of legal proceedings contained in RIM’s Annual Information Form and MD&A for the fourth quarter of fiscal 2012.

On June 20, 2008, St. Clair Intellectual Property Consultants, Inc. (“St. Clair”) filed a patent infringement lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,138,459; 6,094,219; 6,233,010 and 6,323,899. These patents are generally directed to image processing in digital cameras. On October 31, 2011, the court held a hearing to address summary judgment motions filed by both sides. On March 26, 2012, the court granted Defendants’ Motion for Summary Judgment. On April 20, 2012, St. Clair filed a notice of appeal. On May 16, 2012, the Company filed a motion to dismiss the appeal because it was filed prior to dismissal of the district court action. The court issued a Mandate on August 3, 2012, dismissing the appeal as premature. On Friday, September 7, 2012, St. Clair re-filed its notice of appeal. Proceedings are ongoing.

On November 16, 2010, St. Clair filed a second lawsuit against the Company and other defendants in the U.S. District Court for the District of Delaware. The patents in suit include U.S. Patent Nos. 5,630,163; 5,710,929; 5,758,175; 5,892,959; 6,079,025 and 5,822,610. These patents are generally directed to power management. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on December 16, 2011. On October 12, 2012, the court stayed the case pending final judgment in a case St. Clair brought against other parties. No trial date is currently set. Proceedings are ongoing.

On October 31, 2008, Mformation Technologies, Inc. (“Mformation”) filed a patent infringement lawsuit against the Company in the U.S. District Court for the Northern District of California. The patents in suit include U.S. Patent Nos. 6,970,917 and 7,343,408. These patents are generally directed to remote device management functionality. A claim construction hearing was held on November 20, 2009. On February 26, 2010, the court issued a claim construction order. A trial date was set for September 2011, but then later

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

vacated. On August 31, 2011, the court requested additional claim construction briefings. The court held a hearing on September 26, 2011 for oral argument on the additional claim construction as well as motions for summary judgment and then took the issues under advisement. On December 19, 2011, the court issued an order on the parties’ summary judgment motions and the additional claim construction. Jury selection was completed on June 14, 2012, and trial began on June 19, 2012. On July 13, 2012, the jury found that the Company had infringed the asserted patent claims, awarding damages of $147.2 million. On August 8, 2012, Judge Ware overturned the jury verdict and granted judgment of non-infringement as a matter of law. On Sep. 5, 2012, Mformation filed a motion for a new trial. On September 6, 2012, Mformation filed a notice of appeal to the US Court of Appeals for the Federal Circuit. However, the Federal Circuit deactivated the appeal while the motion for new trial was pending. On September 20, 2012, the case was reassigned to Judge Edward M. Chen, in view of Judge Ware’s retirement from the bench. Judge Chen subsequently denied Mformation’s motion for new trial on November 15, 2012. On December 4, 2012, the court denied Mformation’s motion for relief from costs. Proceedings are ongoing.

On November 20, 2008, the Company filed a lawsuit for declaratory judgment of non-infringement, invalidity and unenforceability against four Eastman Kodak (“Kodak”) patents in the U.S. District Court for the Northern District of Texas (Dallas Division). The patents in suit include U.S. Patent Nos. 5,493,335, 6,292,218 (“the ’218 Patent”) and 6,600,510 (“the ‘510 Patent”) which are generally directed to digital camera technologies and U.S. Patent No. 5,226,161 which is directed to data sharing in applications. Kodak counterclaimed for infringement of these same patents seeking an injunction and monetary damages. The claim construction hearing was held on March 23, 2010. On July 23, 2010, Kodak dismissed the ‘510 Patent from the case without prejudice. The court set an initial trial date in December 2010. The court also ordered mediation to seek to settle the case. Mediation was unsuccessful and on November 29, 2010 the court reset the trial date for August 1, 2011. On July 20, 2011, the court again reset the trial date for the three-week docket beginning on March 5, 2012. On January 19, 2012, following federal rules, Judge Kinkeade stayed the proceedings because Kodak declared bankruptcy. The Company filed an unopposed motion with the bankruptcy court to lift the stay. On March 9, 2012, the bankruptcy court granted the Company’s motion to lift the stay of the case pending in the Northern District of Texas. On May 29, 2012, a trial date was set in December 2012. On November 28, 2012, Judge Kinkeade reset the trial to April 2013 based on a joint motion by both parties. The parties further agreed to a bench trial. Proceedings are ongoing.

On January 14, 2010, Kodak filed a complaint with the ITC against the Company and Apple Inc. alleging infringement of the ‘218 Patent and requesting the ITC to issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. On February 23, 2010, the ITC published a Notice of Investigation in the Federal Register. The Administrative Law Judge (“ALJ”) set a trial date of September 1, 2010 and a target date for completion of the investigation by the ITC of May 23, 2011. A claim construction hearing was held on May 24-25, 2010. The Chief Judge issued his claim construction order as an Initial Determination on June 22, 2010. In accordance with the ALJ’s ruling, the trial was held and lasted for six days. On January 24, 2011, the ALJ ruled that the Company’s products do not infringe the ‘218 Patent and that the only asserted claim is invalid as obvious. Kodak and the ITC Staff separately petitioned for ITC review on February 7, 2011. The Company also filed a contingent petition for review on February 7, 2011. On March 25, 2011, the ITC issued a public notice advising that the ITC would review Chief Judge Luckern’s decision. The ITC delayed the target date for completion of the investigation by the ITC. The new target date was June 23, 2011. On July 8, 2011, the ITC issued an Opinion with its review of Chief Judge Luckern’s decision. The ITC remanded issues concerning both infringement and validity. The remand proceedings were assigned to a different ALJ, ALJ Pender, as Chief Judge Luckern retired from the bench. Acting Chief Judge Bullock initially set October 30, 2011 as the target date for the new ALJ to determine how much additional

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

time is necessary for the remand proceedings and to set a new final target date and later extended this date to December 30, 2011. On December 16, 2011, ALJ Pender determined that he will reopen the record to permit limited additional discovery and extended the target date to September 21, 2012 to allow time for the parties to complete this discovery and remand briefing. On January 26, 2012, Judge Pender decided not to reopen the record due to fact that certain issues had become moot. On May 21, 2012, Judge Pender issued his Initial Determination finding no violation of Section 337 of the Tariff Act. On June 4, 2012, Kodak filed a petition for review of Judge Pender’s Initial Determination and the Company filed a contingent petition for review. On July 20, 2012, the Commission issued its Final Determination agreeing with Judge Pender’s finding of no violation of Section 337. On Wednesday, August 7, 2012, Kodak filed a Notice of Appeal with the Federal Circuit. RIM filed a Motion to Intervene and a Petition for Review/Notice of Cross Appeal on September 6, 2012. On November 21, 2012, the Federal Circuit granted the Motion to Intervene and dismissed the Petition for Cross Appeal on procedural grounds. Proceedings are ongoing.

On June 30, 2010, Bandspeed Inc. (“Bandspeed”) filed a lawsuit against the Company as well as thirty-six other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division) alleging infringement of U.S. Patent Nos. 7,027,418 and 7,570,614. The patents are generally directed to a method for selecting communication channels using frequency hopping. The complaint seeks an injunction and monetary damages. On August 15, 2011, the case was transferred from the Eastern District of Texas to the Western District of Texas (Austin Division), where a lawsuit involving the same patents is currently pending against a number of parties, including Cambridge Silicon Radio Limited (“CSR”). On December 15, 2011, the court issued an order requiring Bandspeed to amend its complaint to identify all allegedly infringing products, and allow possible impleader of other chip manufacturers or suppliers. On January 24, 2012, the court issued an order setting the deadline for impleader to February 23, 2012. However, no other chip manufacturers or suppliers were impleaded. A trial had been scheduled to begin February 4, 2013, involving Bandspeed and CSR only. On October 22, 2012, Bandspeed advised the court of a Settlement and License Agreement entered into with CSR. On November 20, 2012, the court dismissed with prejudice all claims based on any defendant’s use of CSR Licensed Products. At this time, no date for trial has been set with respect to any other defendant, including the Company. Proceedings are ongoing.

On August 4, 2010, EON Corporation IP Holdings LLC (“EON”) filed a lawsuit against the Company as well as sixteen other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division) alleging infringement of U.S. Patent No. 5,592,491. The patent is generally directed to a two-way communication network and a method for communicating between subscriber units and a local base station repeater cell. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on January 5, 2012, and trial is scheduled to begin October 1, 2012. On February 8, 2012 Magistrate Judge Love issued his report and recommendation on claim construction and a supplemental claim construction order on April 18, 2012. On September 23, 2010 EON filed a lawsuit in the U.S. District Court for the District of Delaware against the Company and sixteen other defendants alleging infringement of U.S. Patent No. 5,663,757. This patent is generally directed to software controlled multi-mode interactive TV. The complaint seeks an injunction and monetary damages. The claim construction hearing is scheduled for May 24, 2013, and trial is scheduled to begin March 24, 2014. The Company and EON settled all outstanding litigation on September 26, 2012 for an amount immaterial to the Consolidated Financial Statements.

On September 2, 2010, Innovative Sonic Limited filed lawsuit against the Company in the U.S. District Court for Eastern District of Texas (Tyler Division) asserting infringement of U.S. Patent Nos. 6,925,183; RE 40,077; and 7,436,795. The patents are generally directed to window based polling and timing as well as security keys in a wireless communication system. The complaint seeks an injunction and monetary damages.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The claim construction hearing was scheduled for November 10, 2011, and trial was scheduled to begin June 4, 2012. Subsequently, the case was transferred from the Eastern District of Texas to the Northern District of Texas (Dallas Division). The Dallas court held a Markman hearing on June 11, 2012 and issued a claim construction order on October 17, 2012. Trial is set to begin on March 4, 2013. Proceedings are ongoing.

On January 5, 2011, Advanced Display Technologies of Texas, LLC (“ADT”) filed a lawsuit against the Company as well as over eight other defendants in the U.S. District Court for the Eastern District of Texas (Tyler Division), asserting infringement of U.S. Patent Nos. 5,739,931 and 6,261,664. These patents are generally directed to display technologies. The complaint seeks an injunction and monetary damages. The claim construction hearing was held on May 31, 2012 and trial is scheduled to begin on July 1, 2013. On July 12, 2012, the court issued its claim construction ruling, which invalidated the only claim of the ‘664 patent that was asserted against the Company. The Company and ADT settled all outstanding litigation on October 16, 2012 for an amount immaterial to the Consolidated Financial Statements.

On February 23, 2011, Summit 6 LLC filed a lawsuit against the Company as well as five other defendants in the U.S. District Court for the Northern District of Texas (Dallas Division) asserting infringement of U.S. Patent Nos. 7,765,482 and 6,895,557. These patents are generally directed to web-based media submission tools. The complaint seeks an injunction and monetary damages. Trial was scheduled to begin on November 5, 2012. A claim construction hearing was held on May 2, 2012. The court issued a claim construction ruling on May 21, 2012. The Company and Summit 6 LLC settled all outstanding litigation on October 17, 2012 for an amount immaterial to the Consolidated Financial Statements.

On February 24, 2011, Golden Bridge Technology, Inc. (“Golden Bridge”) filed a lawsuit against the Company as well as over twenty other defendants in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent Nos. 6,574,267 and 7,359,427. These patents are generally directed to 3G wireless technologies. The complaint seeks an injunction and monetary damages. On April 10, 2012, the court stayed the litigation pending resolution of Golden Bridge’s claims against Apple. On April 13, 2012, Golden Bridge Technology filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, asserting infringement of U.S. Patent No. 6,574,267. The patent is generally directed to 4G wireless technology. On July 27, 2012, the court stayed the litigation pending resolution of Golden Bridge’s claims against Apple. On May 8, 2012, Golden Bridge filed a lawsuit against the Company as well as over twenty other defendants in the U.S. District Court for the Central District of California, alleging infringement of U.S. Patent No. 6,075,793. On September 11, 2012, the court dismissed the complaint for improper joinder. On September 18, 2012, Golden Bridge re-filed its complaint against all defendants, except Apple, in the U.S. District Court for the District of Delaware. The complaint seeks an injunction and monetary damages. The Company has not been served with this complaint.

On March 16, 2011, MOSAID Technologies Incorporated (“MOSAID”) filed a lawsuit against the Company as well as twenty other defendants in the U.S. District Court for the Eastern District of Texas (Marshall Division). MOSAID asserted that the defendants infringe seven patents: US Patent Nos. 5,131,006; 5,151,920; 5,422,887; 5,706,428; 6,563,786; 6,563,786 and 6,992,972. The patents are generally directed to IEEE 802.11 technology. The claim construction was scheduled for February 18, 2012, and the trial was scheduled to begin August 4, 2014. The claim construction has been rescheduled for April 16, 2013, and the trial has been rescheduled to begin January 8, 2014 or within the four weeks following that date. The complaint seeks an injunction and monetary damages. On December 5, 2012, MOSAID filed a Joint Motion to Dismiss Without Prejudice based on a previous license grant that had been for an amount immaterial to the Consolidated Financial Statements. The court dismissed the Company from the case on December 7, 2012.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On August 1, 2011, Tahir Mahmood (“Mahmood”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent No. 6,219,694, which is generally directed to the Company’s redirector technology; and, claims for conversion, unfair competition, and unjust enrichment. The complaint seeks correction of inventorship, an injunction, monetary damages, punitive damages and other relief that the court may deem proper under the circumstances. On May 16, 2012, the court granted the Company’s motion to dismiss the case with prejudice. The case was dismissed on June 7, 2012. On July 6, 2012, Mahmood filed a Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit.

On February 3, 2012, Mahmood filed a new lawsuit against the Company in the U.S. District Court for the Southern District of New York seeking correction of inventorship of U.S. Patent Nos. 7,386,588; 6,463,464; and, 6,389,457, as well as “such other RIM patents the court may deem proper;” and, claims for fraud, breach of fiduciary duty, conversion, unfair competition and unjust enrichment. The complaint seeks correction of inventorship, injunctive relief, monetary damages, punitive damages and other relief that the court may deem proper under the circumstances. On June 14, 2012, the Company filed a motion to dismiss the complaint. On October 25, 2012, the court granted the Company’s motion to dismiss the case with prejudice. On October 26, 2012, Mahmood filed a Notice of Appeal to the U.S. Court of Appeals for the Federal Circuit. Proceedings are ongoing.

On August 31, 2011, Openwave Systems Inc. (“Openwave”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Openwave alleges that the Company infringes U.S. Patents Nos. 6,233,608; 6,289,212; 6,405,037; 6,430,409; and 6,625,447. The patents are generally related to wireless data management. The claim construction hearing was held on July 25-26, 2012. Trial has been set for October 15, 2012 and the target date is March 12, 2013. On May 29, 2012, the ALJ re-set the initial determination date to be February 6, 2013 and re-set the target date for June 6, 2013. On October 12, 2012, Openwave filed an unopposed motion to terminate the investigation in its entirety. That same day, the court issued an initial determination terminating the investigation. On November 13, 2012, the investigation was terminated. Openwave also filed a companion complaint in the U.S. District Court for the District of Delaware regarding the same patents. On October 17, 2011 the Delaware court stayed the case pending the ITC investigation.

On September 7, 2011, Negotiated Data Solutions Inc., filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division) along with five other defendants asserting infringement of U.S. Patent Nos. 5,361,261; 5,533,018; 5,566,169; and 5,594,734, which are generally directed to isochronous capability or frame based transmission of data. The complaint seeks an injunction and monetary damages. A claim construction hearing occurred on December 5, 2012 and the trial is set for July 1, 2013. Proceedings are ongoing.

On September 12, 2011, WiAV Networks, LLC filed a lawsuit against the Company and one other defendant in the U.S. District Court for the Northern District of Texas alleging infringement of U.S. Patent Nos. 6,480,497 and 5,400,338. The patents are generally directed to coordinate-based roaming node and a packet radio mesh network. The complaint seeks an injunction and monetary damages. The Company answered the complaint on October 27, 2011. The claim construction hearing occurred on October 10, 2012, and trial is scheduled to begin September 23, 2013. The court issued its claim construction Order on October 30, 2012. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On September 13, 2011, Brandywine Communications Technologies LLC (“Brandywine”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division), along with thirteen other defendants asserting infringement of U.S. Patent Nos. 5,719,922 and 6,236,717, which are generally directed to voice data answering machine technologies. The complaint seeks monetary damages and other relief that the court deems just and proper. On February 17, 2011, the court severed the claims against all defendants and dismissed the action, ordering Brandywine to pursue the claims in separate actions. On February 21, 2012, Brandywine filed a new complaint against the Company in the Orlando Division. Brandywine re-alleges that the Company infringes U.S. Patent Nos. 5,719,922 and 6,236,717. The claim construction hearing is scheduled for February 21, 2013 and the trial is set for February 3, 2014. Brandywine filed a notice of settlement to have the lawsuit dismissed on November 5, 2012 due to a license grant obtained for an amount immaterial to the Consolidated Financial Statements. The court dismissed the case on November 6, 2012.

On October 7, 2011, GrafTech International Holdings, Inc. (“GTI”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of Texas (Dallas Division). GTI alleges that the Company infringes U.S. Patent Nos. 6,482,520 and 6,982,874 generally directed to exfoliated graphite sheets for heat dissipation. The Company filed its Answer on February 27, 2012. The complaint seeks an injunction and monetary damages. On September 17, 2012, the court granted the parties joint motion to administratively close the case. Either party may request the court to reopen the case if it feels that settlement negotiations have hit an impasse.

On November 17, 2011, Graphics Properties Holdings, Inc. (“GPH”) filed a complaint with the ITC against the Company along with twelve other defendants. GPH alleges that the Company infringes U.S. Patent Nos., 6,650,327 (the “’327 Patent”) and 6,816,145 (the “’145 Patent”) generally relating to display technology. GPH also alleges that the Company infringes U.S. Patent No. 5,717,881 (the “’881 Patent”) generally relating to data processing. The complaint seeks orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Proceedings are ongoing. GPH withdrew the complaint and filed a new one to correct deficiencies on March 5, 2012. Trial has been set for January 17, 2013, the initial determination is scheduled to be completed by May 10, 2013 and the target date is September 10, 2013.

On November 23, 2011, GPH filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the ’327, ’145, and ’881 Patents. The complaint seeks an injunction and monetary damages. On May 11, 2012, the court issued an order staying the action against the Company pending the outcome of the ITC proceedings. Proceedings are ongoing.

On December 6, 2011, Advanced Video Technologies LLC (“AVT”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of New York. AVT alleges that the Company infringes U.S. Patent No. 5,781,788 generally directed to a single-chip video codec. The complaint seeks an injunction, monetary damages and other relief that the court may deem proper under the circumstances. A claim construction hearing has been scheduled for January 16, 2013. Proceedings are ongoing.

On January 20, 2012, WI-LAN USA, Inc. and WI-LAN, Inc. (together, “WI-LAN”) filed a lawsuit against the Company in the U.S. District Court for the Southern District of Florida alleging infringement of U.S. Patent Nos. 5,515,369 and 6,232,969. The patents are generally directed to Bluetooth and character selection display interface. The complaint seeks an injunction and monetary damages. On February 21, 2012, WI-LAN filed an amendment to the complaint, alleging infringement of U.S. Patent No. 6,240,088. The patent is generally

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

directed to a message review feature. The Company’s answer was due on March 19, 2012 and was filed on March 19, 2012. A claim construction hearing has been scheduled for February 14-15, 2013. Proceedings are ongoing. On December 11, 2012, Wi-LAN filed a second complaint against the Company. Wi-LAN asserted that the Company infringes U.S. Patent No. 6,260,168 generally directed to Bluetooth technology. The complaint seeks an injunction and monetary damages. Proceedings are ongoing.

On February 17, 2012, Pragmatus AV, LLC (“Pragmatus”) filed a complaint with the ITC against the Company along with seven other defendants. Pragmatus alleges that the Company infringes U.S. Patent Nos. 5,854,893 (the “’893 Patent”), 6,237,025 (the “’025 Patent”), 6,351,762 (the “’762 Patent) and 7,185,054 (the “’054 Patent”) generally relating to telephone and video conferencing. The complaint seeks orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Trial has been set for April 30, 2013 and the target date is December 2, 2013. Proceedings are ongoing. On February 17, 2012, Pragmatus filed a lawsuit against the Company in the U.S. District Court for the District of Delaware, alleging infringement of the ‘893, ‘025, ‘762, and ‘054 Patents. The complaint seeks an injunction and monetary damages. The case was stayed on June 4, 2012. The Company and Pragmatus settled all outstanding litigation on November 15, 2012 for an amount immaterial to the Consolidated Financial Statements.

On March 15, 2012 Varia Holdings LLC (“Varia”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. The complaint alleges infringement of U.S. Patent No 7,167,731 generally directed to emoticon input technologies. The complaint seeks monetary damages and any and all other relief to which Varia may be entitled. The Company answered the complaint on June 18, 2012. The court scheduled a claim construction hearing for November 22, 2013. Proceedings are ongoing.

On March 30, 2012, Unifi Scientific Batteries, LLC (“USB”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division), along with four other defendant groups including Samsung and Texas Instruments. USB asserted that the Company infringes U.S. Patent 6,791,298 generally directed to battery charging technology. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company’s answer was due on June 11, 2012 and was filed on June 11, 2012. The court scheduled a claim construction hearing for January 9, 2014 and trial is set to begin on February 9, 2015. Proceedings are ongoing.

On April 2, 2012, NXP B.V. (“NXP”) filed a lawsuit against the Company in the U.S. District Court for the Middle District of Florida (Orlando Division). NXP asserted that the Company infringes U.S. Patent Nos. 7,330,455; 6,434,654; 6,501,420; 5,597,668; 5,639,697; and 5,763,955. NXP alleges that its patents are generally directed to certain wireless technologies including 802.11 and GPS, as well as certain methods of manufacture for semiconductor devices. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The Company’s answer was due on May 30, 2012 and was filed on May 30, 2012. The court set trial for March 2014. Proceedings are ongoing.

On April 11, 2012, Touchscreen Gestures LLC (“Touchscreen”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Tyler Division). Touchscreen asserted that the Company infringes US Patent Nos. 7,184,031; 7,180,506; 7,190,356; and 7,319,457 generally directed towards touchscreen technology. The complaint seeks monetary damages, an injunction, and other relief that the court deems just and proper. The court scheduled a claim construction hearing for December 5, 2013 and trial is set to begin on April 6, 2015. Proceedings are ongoing.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On April 27, 2012, May 2, 2012 and May 9, 2012 Nokia Corporation (“Nokia”) filed a series of actions against the Company. A total of ten lawsuits were filed each alleging infringement of a Nokia patent.

Two lawsuits were filed in Mannheim, Germany. In one of these two lawsuits Nokia alleged that the Company infringes the German part of European Patent No. EP 0 673 175 generally directed to a reduction of power consumption in a mobile station technology. For this lawsuit, the court has set a trial date for February 15, 2013. In the other lawsuit pending in Mannheim, Nokia alleged that the Company infringes the German part of European Patent No. EP 0 879 538 generally directed to a technology involving a network activation service scheme using point-to-point short messaging service. For this other lawsuit, the Mannheim court has set a date of February 8, 2013 for trial.

Two lawsuits were filed in Dusseldorf, Germany. In one of these two lawsuits, Nokia alleged that the Company infringes the German part of European Patent No. EP 1 075 750 generally directed to a particular electronic mail processing technology. For this lawsuit, the Dusseldorf court held a case management conference on June 26, 2012 and set a trial date for January 30, 2014. In the other of these two lawsuits, Nokia alleged that the Company infringes the German part of European Patent No. EP 0 966 847 generally directed to a particular data processing technology for operation in a telecommunication system. For this other lawsuit, the Dusseldorf court held a case management conference on June 26, 2012 and set a trial date for December 19, 2013.

Six of the lawsuits were filed in Munich, Germany. These lawsuits involve EP 0 824 813, which is generally directed to a security improvement scheme for packet-mode transmission in a mobile communication system, EP 1 322 072, which is generally directed to a particular method for connecting a remote workstation to a data communication network via a mobile communication network, EP 0 867 967, which is generally directed to a particular antenna for wireless communications, EP 0 804 046, which is generally directed to a particular method of updating the software of a mobile terminal using the air interface, EP 1 148 681, which is generally directed to a particular method for transferring ring resource information, and EP 1 474 750, which is generally directed to a particular method of storing and transferring multimedia tags. The First Hearing for EP 0867 967 occurred on August 16, 2012, and a Second Hearing will occur on January 10, 2013. The First Hearing for EP 1 322 072 occurred on November 21, 2012 and a Second Hearing will occur on July 24, 2013. The First Hearing for EP 0824 813 occurred on December 5, 2012 and a Second Hearing will occur September 18, 2013. The First Hearing for EP 0 804 046 occurred on November 8, 2012 and a Second Hearing will occur May 2, 2013. The First Hearing for EP 1 148 681 occurred on October 25, 2012 and a Second Hearing will occur February 28, 2013. The First Hearing for EP 1 474 750 occurred on October 25, 2012 and a Second Hearing will occur February 28, 2013.

The Company has filed German nullity actions in response to the lawsuits. A nullity action against the ‘175 patent was filed on September 14, 2012. A nullity action was filed against the ‘538 patent on September 4, 2012. A nullity action was filed against the ‘967 patent on August 2, 2012. A nullity action was filed against the ‘813 patent on November 20, 2012. A nullity action was filed against the ‘072 on November 5, 2012. A nullity action was filed against the ‘046 patent on October 29, 2012. A nullity action was filed against the ‘681 patent on October 13, 2012. A nullity action was filed against the ‘4750 patent on October 11, 2012.

On November 26, 2012, Nokia Corporation filed a lawsuit against the Company in the Ontario Superior Court of Justice (Toronto). The claim is requesting the court to confirm an arbitration award against the Company, including costs and other relief that the court deems just and proper.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On November 26, 2012, Nokia Corporation and Nokia Inc. (“Nokia”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California (San Jose Division). The claim is requesting the court to confirm an arbitration award against the Company, including costs and other relief that the court deems just and proper. An initial hearing is currently set for January 29, 2013.

On November 27, 2012, Nokia Corporation filed a claim against the Company in the High Court of Justice Queen’s Bench Division Commercial Court (London). The claim is requesting the court to confirm an arbitration award against the Company, including costs and other relief that the court deems just and proper. On December 4, 2012, the court issued an Order naming only Research In Motion Limited that has not yet been served. Even when served, the Company can request dismissal.

On December 21, 2012, Nokia and RIM announced that they have entered into a new patent license agreement. The agreement will result in settlement of all patent litigation between the companies and Nokia’s dismissal of all pending actions in the United States, United Kingdom, Canada and Germany.

On May 1, 2012, California Institute of Technology (“Caltech”) filed a request that the ITC commence an investigation of alleged unlawful importation by the Company and two other defendants. Caltech alleged that the Company infringes U.S. Patents Nos. 5,841,126; 6,606,122; and 5,990,506 generally related to CMOS image sensor technology. The request asks that the ITC issue orders prohibiting certain RIM products from being imported into the U.S. and sold in the U.S. Trial has been set for February 11-15, 2013, the initial determination date is June 7, 2013, and the target date is October 7, 2013. On October 16, 2012, Caltech and respondent ST Microelectronics jointly moved to terminate the investigation based upon a confidential settlement agreement between Caltech and ST Micro. On October 26, 2012, the Company filed a response stating it did not oppose the motion to terminate, and filed its own motion to terminate the investigation on the basis of the settlement between Caltech and ST Micro that provided a license grant for an amount immaterial to the Consolidated Financial Statements. On November 8, 2012, the court issued an initial determination, granting the motions to terminate the investigation.

On May 3, 2012, Hunts Point Ventures, Inc. filed a lawsuit against the Company in the U.S. District Court for the Western District of Wisconsin alleging infringement of U.S. Patent No. 7,667,123, which generally relates to playlist technology. The complaint seeks an injunction and monetary damages. Trial had been set for November 4, 2013. On November 27, 2012, the case was transferred from the Western District of Wisconsin to the Northern District of Texas (Dallas Division). Proceedings are ongoing.

On October 29, 2012, Softvault Systems, Inc. (“Softvault”) filed a lawsuit against the Company in the U.S. District Court for the Northern District of California (San Jose Division). Softvault asserted that the Company infringes U.S. Patent Nos. 6,249,868 and 6,594,765 generally directed to a system for disabling devices to prevent unauthorized use. The complaint seeks an injunction, monetary damages, and other relief that the court deems just and proper.

On November 12, 2012, NovelPoint Tracking LLC (“NPT”) filed a lawsuit against the Company in the U.S. District Court for the Eastern District of Texas (Marshall Division). The complaint asserts that the Company infringes U.S. Patent No. 6,442,485, allegedly directed to automatic vehicle location, collision notification and synthetic voice technologies. The complaint seeks an injunction and monetary damages.

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

On November 29, 2012, Arendi S.A.R.L. (“Arendi”) filed a lawsuit against the Company in the U.S. District Court for the District of Delaware. The complaint alleges patent infringement of U.S. Patent Nos. 7,917,843 (“the ‘843 patent”), 7,496,854 (“the ‘854 patent”) and 8,306,993 (“the ‘993 patent”). Both the ‘843 patent and the ‘854 patent are entitled “Method, System and Computer Readable Medium for Addressing Handling from a Computer Program,” and the ‘993 patent is entitled “Method, System and Computer Readable Medium for Addressing Handling from an Operating System.” The complaint seeks damages, an injunction, costs and fees and any other just relief. A scheduling conference has not been scheduled. Proceedings are ongoing.

Between May and August 2011, several purported class action lawsuits were filed against the Company and certain of its present or former officers in the U.S. District Court for the Southern District of New York, two of which have been voluntarily dismissed. On January 6, 2012, Judge Richard S. Sullivan consolidated the remaining three actions and appointed both lead plaintiff and counsel. On April 5, 2012, plaintiff filed the Consolidated Amended Class Action Complaint, alleging that during the period from December 16, 2010 through June 16, 2011, the Company and certain of its officers made materially false and misleading statements regarding the Company’s financial condition and business prospects, and seek unspecified damages. Defendants have brought a motion to dismiss the claim with prejudice, and filed its materials on June 4, 2012. Plaintiff filed its responding brief on August 3, 2012. Defendants filed their reply brief on September 4, 2012. The Company’s motion to dismiss was argued on October 25, 2012 with judgment reserved. Proceedings are ongoing.

As of October 2011, several purported class action lawsuits were filed against the Company in various jurisdictions alleging that subscribers to BlackBerry services had suffered losses during the third quarter of fiscal 2012 Service Interruption, one of which has been voluntarily dismissed on May 29, 2012. The Company believes that class action proceedings in these circumstances are without merit and intends to vigorously defend itself. In two of the cases the Company has negotiated a joint defence agreement with the co-defendants. In all cases, proceedings are ongoing.

In July 2012, Meta4Hand Inc. (“M4HI”) filed a lawsuit against the Company in the Court of Queen’s Bench, Alberta. The claim alleges that the Company has used and continues to use M4HI’s trade secrets. The claim is seeking damages and other remedies. The Company believes the claim has no merit and will vigorously defend itself. M4HI has not yet responded to the Company’s request for more particulars. Proceedings are ongoing.

Market Risk of Financial Instruments

The Company is engaged in operating and financing activities that generate risk in three primary areas:

Foreign Exchange

The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the U.S. dollar. The majority of the Company’s revenues in the third quarter of fiscal 2013 are transacted in U.S. dollars. Portions of the revenues are denominated in Canadian dollars, Euros and British Pounds. Purchases of raw materials are primarily transacted in U.S. dollars. Other expenses, consisting mainly of salaries, certain operating costs and manufacturing overhead are incurred primarily in Canadian dollars. At December 1, 2012, approximately 26% of cash and cash equivalents, 28% of accounts receivables and 10% of accounts payable are denominated in foreign currencies (March 3, 2012 – 38%, 30% and 11%, respectively). These foreign currencies primarily include the Canadian dollar, Euro and British

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Pound. As part of its risk management strategy, the Company maintains net monetary asset and/or liability balances in foreign currencies and engages in foreign currency hedging activities using derivative financial instruments, including currency forward contracts and currency options. The Company does not use derivative instruments for speculative purposes. The principal currencies hedged include the Canadian dollar, Euro and British Pound.

The Company enters into forward and option contracts to hedge exposures relating to anticipated foreign currency transactions. These contracts have been designated as cash flow hedges with the effective portion of the change in fair value initially recorded in accumulated other comprehensive income and subsequently reclassified to income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current period income. For the three and nine months ended December 1, 2012, there was $nil million and $8 million in realized gains on forward contracts which were ineffective upon maturity (three months and nine months ended November 26, 2011 – realized losses of nil and $5 million). As at December 1, 2012 and November 26, 2011, the outstanding derivatives designated as cash flow hedges were considered to be fully effective. As at December 1, 2012, the net unrealized losses on these forward and option contracts were approximately $4 million (March 3, 2012 – net unrealized gains of $51 million) and were recorded in other current assets and accumulated other comprehensive income. Unrealized losses were recorded in accrued liabilities and accumulated other comprehensive income.

The Company enters into forward and option contracts to hedge certain monetary assets and liabilities that are exposed to foreign currency risk. The principal currencies hedged include the Canadian dollar, Euro and British Pound. These contracts are not subject to hedge accounting; as a result, gains or losses are recognized in income each period, generally offsetting the change in the U.S. dollar value of the hedged asset or liability. As at December 1, 2012, net unrealized losses of $34 million were recorded (March 3, 2012 – net unrealized losses of $14 million). Unrealized gains associated with these contracts were recorded in other current assets and selling, marketing and administration. Unrealized losses were recorded in accrued liabilities and selling, marketing and administration.

Interest Rate

Cash, cash equivalents and investments are invested in certain instruments of varying maturities. Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The fair value of investments, as well as the investment income derived from the investment portfolio, will fluctuate with changes in prevailing interest rates. The Company does not currently use interest rate derivative financial instruments in its investment portfolio.

Credit and Customer Concentration

The Company has historically been dependent on an increasing number of significant telecommunication carriers and distribution partners and on larger more complex contracts with respect to sales of the majority of its products and services. The Company has experienced significant sales growth in the past, resulting in the growth in its carrier customer base in terms of numbers, sales and accounts receivable volumes, and in some instances, new or significantly increased credit limits. The Company, in the normal course of business, monitors the financial condition of its customers and reviews the credit history of each new customer. The Company establishes an allowance for doubtful accounts that corresponds to the specific credit risk of its customers, historical trends and economic circumstances. The allowance as at December 1, 2012 was $19 million (March 3, 2012 - $16 million). The Company also places insurance coverage for a portion of its

Research In Motion Limited

Management’s Discussion and Analysis of Financial Condition and Results of Operations

accounts receivable balances. There was one customer that comprised 11% of accounts receivable as at December 1, 2012 (March 3, 2012 – one customer comprised 13%). Additionally, there were no customers that comprised 10% of the Company’s third quarter of fiscal 2013 revenue (third quarter of fiscal 2012 revenue – no customer comprised 10% or greater).

The Company is exposed to credit risk on derivative financial instruments arising from the potential for counterparties to default on their contractual obligations. The Company mitigates this risk by limiting counterparties to highly rated financial institutions and by continuously monitoring their creditworthiness. The Company’s exposure to credit loss and market risk will vary over time as a function of currency exchange rates. The Company measures its counterparty credit exposure as a percentage of the total fair value of the applicable derivative instruments. Where the net fair value of derivative instruments with any counterparty is negative, the Company deems the credit exposure to that counterparty to be nil. As at December 1, 2012, the maximum credit exposure to a single counterparty, measured as a percentage of the total fair value of derivative instruments with net unrealized gains was 100% (March 3, 2012 – 30%).

The Company is exposed to market price and credit risk on its investment portfolio. The Company reduces this risk by investing in liquid, investment grade securities and by limiting exposure to any one entity or group of related entities. As at December 1, 2012, no single issuer represented more than 18% of the total cash, cash equivalents and investments (March 3, 2012 – no single issuer represented more than 9% of the total cash, cash equivalents and investments).

Market values are determined for each individual security in the investment portfolio. The Company assesses declines in the value of individual investments for impairment to determine whether the decline is other-than-temporary. The Company makes this assessment by considering available evidence including changes in general market conditions, specific industry and individual company data, the length of time and the extent to which the fair value has been less than cost, the financial condition, the near-term prospects of the individual investment and the Company’s ability and intent to hold the debt securities to maturity. The Company did not record any other-than-temporary impairment charges for the nine months ended December 1, 2012.

Changes in Internal Control Over Financial Reporting

During the nine months ended December 1, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Document 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, THORSTEN HEINS, Chief Executive Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended December 1, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 2, 2012 and ended on December 1, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 21, 2012

/s/ THORSTEN HEINS
THORSTEN HEINS
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, BRIAN BIDULKA, Chief Financial Officer of Research In Motion Limited, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Research In Motion Limited (the “issuer”) for the interim period ended December 1, 2012.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.	Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)	designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2	N/A

5.3	N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on September 2, 2012 and ended on December 1, 2012 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

DATE: December 21, 2012

/s/ BRIAN BIDULKA
BRIAN BIDULKA
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RESEARCH IN MOTION LIMITED
(Registrant)

Date:	December 21, 2012	By:	/S/ BRIAN BIDULKA
Name: Brian Bidulka
Title: Chief Financial Officer